Exhibit 99.1

CORPORACION AMERICA AIRPORTS REPORTS THIRD QUARTER 2023 RESULTS

Passenger traffic at 97.9% of 3Q19; International traffic above pre-pandemic levels

Consolidated Revenues, ex-IFRIC12, 36.8% above pre-pandemic levels

Record High Adjusted EBITDA of $173 million; Adjusted EBITDA margin, ex-IFRIC12, of 40.9%

Luxembourg, November 15, 2023— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) one of the leading private airport operators in the world, reported today its unaudited, consolidated results for the three and nine-month period ended September 30, 2023. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance with IFRS rule IAS 29 (“IAS 29”), as detailed in Section “Hyperinflation Accounting in Argentina” on page 25.

Third Quarter 2023 Highlights

▪	Consolidated Revenues of $469.5 million, an 18.7% year-over-year (YoY) increase, or 12.6% above 3Q19. Excluding the impact of IFRS rule IAS 29, revenues increased 18.5% YoY to $473.7 million, reflecting increases of $46.2 million in Aeronautical Revenues and $28.7 million in Commercial Revenues. Revenues ex-IAS 29 were 8.1% above pre-pandemic levels.

▪	Delivered YoY increases across key operating metrics:

▪	18.8% in passenger traffic to 22.2 million, reaching 97.9% of 3Q19 levels.

▪	13.3% in cargo volume to 92.7 thousand tons, to 93.2% of 3Q19 levels.

▪	12.5% in aircraft movements, to 99.8% of 3Q19 levels.

▪	Operating Income of $131.7 million, up from $92.5 million in 3Q22, mainly reflecting the YoY recovery in passenger traffic.

▪	Adjusted EBITDA increased to $172.7 million, from $131.1 million in the year-ago period, with Adjusted EBITDA margin ex-IFRIC12 expanding to 40.9% from 37.7%.

▪	Compared to 3Q19, Adjusted EBITDA increased 72.7%, with Adjusted EBITDA margin ex-IFRIC12 expanding 8.6 percentage points, or 1.1 percentage points when excluding a $23.1 million bad debt charge reported in 2019.

▪	Strong cash position with Cash & cash equivalents totaling $468.9 million.

▪	Net debt to LTM Adjusted EBITDA improved to 1.6x, from 1.8x as of June 30, 2023.

CEO Message

Commenting on the results for the quarter Mr. Martín Eurnekian, CEO of Corporación América Airports, noted: “We are pleased to report another strong quarter with solid revenue growth across geographies. Adjusted EBITDA set another record high at 173 million dollars, up 73% compared to the third quarter of 2019, even with passenger traffic recovering to just 2% below pre-pandemic levels. Importantly, Adjusted EBITDA Margin, ex-IFRIC12, expanded to 40.9% as we continued to drive operating leverage across our airport network. This good performance is a result of our focus on efficient execution and the recovery in travel demand.

Equally important, we remain focused and are progressing on several fronts: the execution of our fully funded Capex programs in Argentina and Uruguay, the negotiations with the government of Armenia to expand capacity at Zvartnots Airport, and the approval process for a new master plan at Florence Airport. Also, negotiations remain in place with the government of Nigeria in connection with the Abuja and Kano concession agreements as we continue to seek opportunities to selectively expand our airport network. Finally, we expect to receive the indemnification payment related to the return of Natal Airport within the next few months.

Looking ahead, we remain cautiously optimistic as we are monitoring the macroeconomic environment in Argentina, a concession we have managed successfully across multiple macroeconomic cycles for over 20 years. We also maintain a positive view for Armenia, Italy, Brazil and Uruguay. In summary, we are well prepared to continue to both effectively support existing operations and evaluate and pursue strategic initiatives with a view to delivering value to our shareholders”.

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	3Q23 as reported		3Q22 as reported		% Var as reported	IAS 29 3Q23	3Q23 ex IAS 29	3Q22 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers)	22.2		18.7		18.8%		22.2	18.7	18.8%
Revenue	469.5		395.5		18.7%	-4.1	473.7	399.8	18.5%
Aeronautical Revenues	216.8		171.1		26.7%	-1.9	218.7	172.5	26.8%
Non-Aeronautical Revenues	252.7		224.4		12.6%	-2.3	255.0	227.3	12.2%
Revenue excluding construction service	422.5		346.9		21.8%	-2.4	424.9	348.7	21.9%
Operating Income / (Loss)	131.7		92.5		42.4%	-20.7	152.4	109.8	38.8%
Operating Margin	28.0%		23.4%		466	0.0%	32.2%	27.5%	471
Net (Loss) / Income Attributable to Owners of the Parent	46.5		57.2		-18.8%	16.8	29.7	22.5	32.1%
EPS (US$)	0.29		0.36		-18.9%	0.10	0.18	0.14	32.0%
Adjusted EBITDA	172.7		131.1		31.8%	-11.3	184.0	131.2	40.3%
Adjusted EBITDA Margin	36.8%		33.1%		365	-	38.9%	32.8%	604
Adjusted EBITDA Margin excluding Construction Service	40.9%		37.7%		321	-	43.3%	37.6%	574
Net Debt to LTM Adjusted EBITDA	1.6	x	2.6	x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (1)	1.6	x	2.6	x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	LTM Adjusted EBITDA excluding impairments of intangible assets.

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	9M23 as reported		9M22 as reported		% Var as reported	IAS 29 9M23	9M23 ex IAS 29	9M22 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers)	60.4		47.3		27.9%		60.4	47.3	27.9%
Revenue	1,273.8		1,006.1		26.6%	-15.1	1,288.9	993.4	29.8%
Aeronautical Revenues	590.0		450.0		31.1%	-6.2	596.2	442.9	34.6%
Non-Aeronautical Revenues	683.8		556.1		23.0%	-8.9	692.7	550.4	25.9%
Revenue excluding construction service	1,136.2		914.0		24.3%	-9.3	1,145.5	897.1	27.7%
Operating Income / (Loss)	344.0		221.9		55.0%	-58.5	402.5	266.3	51.1%
Operating Margin	27.0%		22.1%		495	-	31.2%	26.8%	442
Net (Loss) / Income Attributable to Owners of the Parent	147.6		160.5		-8.1%	64.6	82.9	46.2	79.6%
EPS (US$)	0.92		1.00		-8.2%	0.40	0.52	0.29	79.4%
Adjusted EBITDA	464.1		339.1		36.9%	-12.7	476.9	330.7	44.2%
Adjusted EBITDA Margin	36.4%		33.7%		273	-	37.0%	33.3%	371
Adjusted EBITDA Margin excluding Construction Service	40.7%		37.0%		370	-	41.5%	37.0%	448
Net Debt to LTM Adjusted EBITDA	1.6	x	2.6	x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (1)	1.6	x	2.6	x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1) LTM Adjusted EBITDA excluding impairments of intangible assets.

3Q23 Operating Performance

Passenger Traffic

Total passenger traffic increased by 18.8% YoY to 22.2 million, reaching 97.9% of pre-pandemic levels, slightly down from 98.6% in the previous quarter. Traffic performance was supported by a continued recovery in travel demand, reflected by higher load factors and the gradual return of flight routes and frequencies across all countries of operation. Notably, passenger traffic in Italy exceeded pre-pandemic levels for the first time in 3Q23, while Armenia and Ecuador continued to surpass 2019 levels by 62.0% and 11.9%, respectively. Argentina, Brazil, and Uruguay stood at 99.5%, 93.7%, and 93.5% of pre-pandemic levels, respectively. International traffic increased by 24.2% YoY, surpassing pre-pandemic levels by 4.7%, while domestic traffic increased by 19.5% YoY, reaching 95.4% of 3Q19 levels. Traffic in July, August and September was at 96.3%, 98.7% and 98.9% of traffic levels for the same months in 2019, respectively.

Passenger Traffic in Argentina increased 24.6% YoY, reaching 99.5% of pre-pandemic levels of 2019, a sequential drop from the 101.4% posted in the prior quarter when domestic traffic benefited from a government program to boost domestic tourism. International passenger traffic, which continued improving since the full re-opening of borders on November 1, 2021, and the lifting of travel requirements, increased 23.2% YoY in 3Q23 to 88.6% of 3Q19 traffic levels, up from 81.7% in the previous quarter. Domestic passenger traffic, which accounted for more than 70% of total traffic in the quarter, increased 25.5% YoY and exceeded 3Q19 levels by 4.1%.

In Italy, passenger traffic benefited from the summer season and increased 17.1% YoY and 4.0% against 3Q19, exceeding pre-pandemic levels for the first time. International traffic increased 18.5% YoY and surpassed 3Q19 levels by 2.2%, while Domestic traffic grew 11.8% YoY and surpassed 3Q19 levels by 12.3%. While some pre-pandemic destinations still need to resume at Pisa airport, Florence airport has already surpassed 2019 levels and was 16.6% above 3Q19.

In Brazil, total passenger traffic rose 2.6% YoY, reaching 93.7% of 3Q19 pre-pandemic levels, down from 96.2% in the prior quarter. Domestic passenger traffic, which accounted for almost two-thirds of total passenger traffic, was up 8.4% YoY and stood at 98.1% of pre-pandemic levels, while transit passengers declined 8.8% YoY to 84.2% of 3Q19 levels, down from 86.2% in the prior quarter. Traffic in the quarter remained impacted by financial and aircraft constraints in some local airlines.

Uruguay, where activity is mainly international, continued to post a recovery in passenger traffic increasing 36.7% YoY, and reaching 93.5% of 3Q19 levels, up from 86.8% recorded in 2Q23.

In Armenia, passenger traffic improved 40.1% YoY and exceeded pre-pandemic levels of 3Q19 by 62.0%, down from 82.4% in the prior quarter. The sequential drop in the comparison against 2019 is due to July and August being seasonally strong months and the Armenia airport is currently operating at maximum capacity given the significant growth in passenger traffic. The introduction of new airlines, together with a higher number of flight frequencies continue to support traffic performance.

In Ecuador, total passenger traffic grew 8.6% YoY, exceeding pre-pandemic levels by 11.9%. Both domestic and international passenger traffic continued to increase, reaching 116.7% and 107.5% of 3Q19 levels, respectively. While the comparison with pre-pandemic levels benefited from the airport’s closure during three weekends of September 2019, the increase also reflects higher number of frequencies at both international and domestic routes.

Cargo Volume

Cargo volume increased 13.3% YoY in 3Q23, to 93.2% of 3Q19 pre-pandemic levels, with strong contributions from Argentina, Ecuador and Uruguay, which together accounted for almost 70% of total volume in the quarter. Notably, cargo volume in Armenia, Uruguay and Ecuador was above 3Q19 levels, while Italy, Argentina and Brazil were at 89.7%, 89.4% and 80.5% of pre-pandemic levels, respectively.

Aircraft Movements

Total aircraft movements increased by 12.5% YoY in 3Q23 and reached 99.8% of 3Q19 pre-pandemic levels. Over 80% of aircraft movements in the quarter came from Argentina (53%), Brazil (18%), and Italy (11%), with all geographies surpassing pre-pandemic levels of 3Q19 except for Brazil, which stood at 97.2%.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 38 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	3Q23	3Q22	3Q19	% Var. ('23 vs '22)	% Var. ('23 vs '19)
Domestic Passengers (in thousands)	12,177	10,189	12,758	19.5%	-4.6%
International Passengers (in thousands)	8,208	6,610	7,843	24.2%	4.7%
Transit Passengers (in thousands)	1,816	1,881	2,072	-3.5%	-12.4%
Total Passengers (in thousands)	22,201	18,680	22,674	18.8%	-2.1%
Cargo Volume (in thousands of tons)	92.7	81.8	99.4	13.3%	-6.8%
Total Aircraft Movements (in thousands)	225.2	200.2	225.7	12.5%	-0.2%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	3Q23	3Q22	% Var.	3Q23	3Q22	% Var.	3Q23	3Q22	% Var.

	(thousands)			(tons)
Argentina(1)	11,478	9,215	24.6%	47,879	44,397	7.8%	119,893	101,935	17.6%
Italy	2,759	2,355	17.1%	2,744	3,493	-21.4%	25,410	23,086	10.1%
Brazil (2)	4,398	4,288	2.6%	16,897	13,048	29.5%	39,750	38,271	3.9%
Uruguay (3)	489	358	36.7%	7,393	7,157	3.3%	6,586	5,684	15.9%
Ecuador (4)	1,288	1,187	8.6%	8,397	7,573	10.9%	20,011	19,427	3.0%
Armenia	1,788	1,277	40.1%	9,373	6,103	53.6%	13,573	11,801	15.0%
TOTAL	22,201	18,680	18.8%	92,683	81,770	13.3%	225,223	200,204	12.5%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	3Q23	3Q19	% Var.	3Q23	3Q19	% Var.	3Q23	3Q19	% Var.

	(thousands)			(tons)
Argentina(1)	11,478	11,539	-0.5%	47,879	53,535	-10.6%	119,893	116,137	3.2%
Italy	2,759	2,653	4.0%	2,744	3,058	-10.3%	25,410	24,918	2.0%
Brazil (2)	4,398	4,693	-6.3%	16,897	20,982	-19.5%	39,750	40,914	-2.8%
Uruguay (3)	489	523	-6.5%	7,393	6,820	8.4%	6,586	6,274	5.0%
Ecuador (4)	1,288	1,152	11.9%	8,397	8,210	2.3%	20,011	20,018	0.0%
Armenia	1,788	1,104	62.0%	9,373	5,403	73.5%	13,573	9,049	50.0%
Peru (5)	-	1,011	-	-	1,409	-	-	8,402	-
TOTAL	22,201	22,674	-2.1%	92,683	99,417	-6.8%	225,223	225,712	-0.2%

1)	See Note 1 in Table "Operating & Financial Highlights”.

2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

4)	CAAP owns 99.9% of ECOGAL, which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.

5)	CAAP owned 50.0% of AAP and accounts for its results by the equity method. However, 100% of AAP’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for ECOGAL, which operates the Galapagos Airport in Ecuador, are accounted for under the equity method. In December 2021, CAAP signed an agreement to transfer its 50% ownership interest in Aeropuertos Andinos del Perú S.A. to Andino Investment Holding S.A. and, consequently, ceased operating the five airports under concession.

Revenues

Consolidated Revenues increased 18.7% YoY to $469.5 million in 3Q23, or 21.9% YoY to $424.9 million, when excluding Construction Services and the impact of IAS 29, reflecting higher activity across all countries of operations. When compared to 3Q19 and excluding IAS 29, Revenues excluding Construction Services increased 32.5%, despite traffic at 97.9% of pre-pandemic volumes. Growth was primarily driven by Commercial Revenues, which were 60.0% above 3Q19 levels, coupled with tariff increases supporting Aeronautical Revenue growth of 13.7%.

The following table shows revenue performance by country. More detail on the performance of CAAP´s countries of operations can be found on page 12.

Revenues by Segment (in US$ million)

Country	3Q23 as reported	3Q22 as reported	% Var as reported	IAS 29	3Q23 ex IAS 29	3Q22 ex IAS 29	% Var ex IAS 29
Argentina	246.3	213.7	15.2%	-4.1	250.5	218.0	14.9%
Italy	43.2	34.2	26.4%	-	43.2	34.2	26.4%
Brazil	29.1	23.5	23.7%	-	29.1	23.5	23.7%
Uruguay	40.2	25.5	58.0%	-	40.2	25.5	58.0%
Armenia	82.1	72.0	14.1%	-	82.1	72.0	14.1%
Ecuador (1)	28.2	26.4	6.5%	-	28.2	26.4	6.5%
Unallocated	0.4	0.2	195.1%	-	0.4	0.2	195.1%
Total consolidated revenue (2)	469.6	395.5	18.7%	-4.1	473.7	399.8	18.5%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues increased 23.7% YoY in Argentina, 23.7% in Brazil, 36.2% in Uruguay, 13.6% in Armenia, 12.2% in Ecuador and 25.0% in Italy.

Revenue Breakdown (in US$ million)

	3Q23 as reported	3Q22 as reported	% Var as reported	IAS 29	3Q23 ex IAS 29	3Q22 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	216.8	171.1	26.7%	-1.9	218.7	172.5	26.8%
Non-aeronautical Revenue	252.7	224.4	12.6%	-2.3	255.0	227.3	12.2%
Commercial revenue	203.8	175.2	16.3%	-0.5	204.3	175.6	16.3%
Construction service revenue (1)	47.0	48.6	-3.2%	-1.8	48.8	51.1	-4.5%
Other revenue	1.9	0.5	247.9%	0.0	1.9	0.5	247.9%
Total Consolidated Revenue	469.6	395.5	18.7%	-4.1	473.7	399.8	18.5%
Total Revenue excluding Construction Service revenue (2)	422.5	346.9	21.8%	-2.4	424.9	348.7	21.9%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Revenue Breakdown (in US$ million)

	3Q23 as reported	3Q19 as reported	% Var as reported	IAS 29	3Q23 ex IAS 29	3Q19 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	216.8	184.8	17.3%	-1.9	218.7	192.4	13.7%
Non-aeronautical Revenue	252.7	232.3	8.8%	-2.3	255.0	245.7	3.8%
Commercial revenue	203.8	123.3	65.3%	-0.5	204.3	127.7	60.0%
Construction service revenue (1)	47.0	108.2	-56.6%	-1.8	48.8	117.3	-58.4%
Other revenue	1.9	0.7	154.9%	-	1.9	0.7	154.9%
Total Consolidated Revenue	469.5	417.1	12.6%	-4.1	473.7	438.0	8.1%
Total Revenue excluding Construction Service revenue (2)	422.5	308.8	36.8%	-2.4	424.9	320.8	32.5%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Revenues accounted for 46.2% of total revenues and increased 26.7% YoY to $216.8 million. Excluding IAS 29, Aeronautical revenues increased 26.8% YoY to $218.7 million and 13.7% against 3Q19 levels, benefiting from tariff increases, even with passenger traffic at 97.9% of pre-pandemic volumes. During the quarter, aeronautical revenues declined 7.1%, or $2.1 million, in Italy, and 12.5%, or $1.7 million in Brazil, compared to the same quarter of 2019. In Argentina, however, aeronautical revenues excluding IAS 29 increased by 13.6%, while Uruguay, Ecuador and Armenia reported increases of 12.5%, 17.2% and 67.0%, respectively, from pre-pandemic levels of 3Q19.

Non-Aeronautical Revenues accounted for 53.8% of total revenues and increased 12.6% YoY to $252.7 million. When compared to 3Q19 and excluding the impact of IAS 29, non-aeronautical revenues improved 3.8%, or $9.3 million, to $255.0 million, reflecting an increase of 60.0%, or $76.7 million, in Commercial Revenues, principally driven by higher Fueling services in Armenia, coupled with higher Cargo and Duty Free revenues in Argentina. This was partially offset by a decline of 58.4%, or $68.5 million, in Construction Service Revenue, mainly as a result of lower CAPEX in Argentina.

Compared to 3Q19 and excluding both, Construction Service Revenue and the impact of IAS 29, non-aeronautical revenues increased 60.6%, or $77.8 million, to $206.2 million.

Operating Costs and Expenses

In 3Q23, Total Costs and Expenses, excluding Construction Service Costs, increased 13.4% YoY to $296.4 million, mainly driven by higher Concession fees, Salaries and Social Security Contributions and Maintenance expenses, in line with higher activity, together with increased SG&A expenses. Compared to 3Q19, Total Costs and Expenses, excluding Construction Service Costs and IAS 29, increased by 11.9% to $278.1 million. This was primarily due to higher Cost of fuel in Armenia, tied to increased fuel sales, as well as higher Concession Fees, and Salaries and Social Security Contributions resulting from inflation increases that surpassed currency depreciation in Argentina, partially offset by lower SG&A expenses as a result of the $23.1 million bad debt charge recorded in 3Q19.

Cost of Services increased 9.8% YoY to $294.6 million, reflecting higher traffic and cargo activity. When compared to 3Q19 and excluding IAS29, Cost of Services declined 9.1%, or $27.7 million, mainly as a result of the following decreases:

▪	58.2%, or $68.1 million, in Construction Service Costs, reflecting lower Capex,

▪	17.7%, or $4.2 million, in Amortization and depreciation, and

▪	77.8%, or $3.2 million, in Taxes.

This was partially offset by increases of 162.9%, or $22.7 million, in Cost of Fuel, primarily in Armenia, 22.6%, or $10.7 million, in Salaries and Social Security Contributions, mainly in Argentina, and 20.3%, or $8.8 million, in Concession Fees.

Excluding Construction Service Costs, Cost of Services increased 12.5% YoY to $247.4 million. When compared to 3Q19 and excluding the impact of IAS29, Cost of Services increased 21.4%, or $40.4 million, to $228.8 million, mainly reflecting the aforementioned increase in Cost of Fuel, Salaries and Concession fees.

Selling, General and Administrative Expenses (“SG&A”) increased 9.3% YoY, to $41.6 million in 3Q23. Compared to 3Q19, SG&A decreased 25.3%, or 29.5% excluding IAS29, mainly due to a $23.1 million bad debt charge recorded in 3Q19, related to past due commercial revenues and aircraft fees from a local airline, in Argentina.

Other Expenses totaled $7.4 million in 3Q23 compared to $3.3 million in 3Q22 and $0.8 million in 3Q19.

Costs and Expenses (in US$ million)

	3Q23 as reported	3Q22 as reported	% Var as reported	IAS 29	3Q23 ex IAS 29	3Q22 ex IAS 29	% Var ex IAS 29
Cost of Services	294.6	268.2	9.8%	16.9	277.7	255.0	8.9%
Salaries and social security contributions	57.9	49.5	17.0%	-0.4	58.3	50.0	16.6%
Concession fees	51.5	42.6	21.0%	-0.5	52.0	43.0	21.1%
Construction service cost	47.1	48.3	-2.4%	-1.8	48.9	50.8	-3.7%
Maintenance expenses	36.0	28.6	25.8%	-0.5	36.5	28.9	26.0%
Amortization and depreciation	39.5	36.8	7.2%	20.0	19.5	19.8	-1.4%
Other	62.6	62.4	0.2%	0.0	62.6	62.6	-0.1%
Cost of Services Excluding Construction Service cost	247.4	219.9	12.5%	18.6	228.8	204.2	12.0%
Selling, general and administrative expenses	41.6	38.0	9.3%	-0.3	41.8	38.0	10.0%
Other expenses	7.4	3.3	122.6%	-0.1	7.5	3.5	112.3%
Total Costs and Expenses	343.5	309.6	11.0%	16.5	327.0	296.6	10.3%
Total Costs and Expenses Excluding Construction Service cost	296.4	261.3	13.4%	18.3	278.1	245.8	13.1%

Costs and Expenses (in US$ million)

	3Q23 as reported	3Q19 as reported	% Var as reported	IAS 29	3Q23 ex IAS 29	3Q19 ex IAS 29	% Var ex IAS 29
Cost of Services	294.6	302.8	-2.7%	16.9	277.7	305.4	-9.1%
Salaries and social security contributions	57.9	45.8	26.3%	-0.4	58.3	47.5	22.6%
Concession fees	51.5	41.4	24.4%	-0.5	52.0	43.3	20.3%
Construction service cost	47.1	108.0	-56.3%	-1.8	48.9	117.0	-58.2%
Maintenance expenses	36.0	29.8	20.5%	-0.5	36.5	32.2	13.3%
Amortization and depreciation	39.5	36.1	9.5%	20.0	19.5	23.7	-17.7%
Other	62.6	41.6	50.4%	0.0	62.6	41.8	49.7%
Cost of Services Excluding Construction Service cost	247.4	194.8	27.0%	18.6	228.8	188.4	21.4%
Selling, general and administrative expenses	41.6	55.6	-25.3%	-0.3	41.8	59.4	-29.5%
Other expenses	7.4	0.8	876.8%	-0.1	7.5	0.7	949.7%
Total Costs and Expenses	343.5	359.1	-4.3%	16.5	327.0	365.5	-10.5%
Total Costs and Expenses Excluding Construction Service cost	296.4	251.2	18.0%	18.3	278.1	248.5	11.9%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

During 3Q23, CAAP reported Adjusted EBITDA of $172.7 million, up from an Adjusted EBITDA of $131.1 million in the year-ago period. All countries of operations reported positive Adjusted EBITDA in the quarter, with Argentina, Armenia and Italy accounting for 88% of the total YoY Adjusted EBITDA improvement. To note, Adjusted EBITDA benefited from a $4.9 million bad debt recovery related to outstanding amounts owed by a national carrier, in Argentina. Adjusted EBITDA margin, ex-IFRIC12, expanded to 40.9% from 37.7% in 3Q22, reflecting margin expansions in Italy, Uruguay, Ecuador and Armenia, partially offset by lower margins in Argentina and Brazil.

Adjusted EBITDA was 72.7% higher than the $100.0 million reported in 3Q19, while Adjusted EBITDA margin ex-IFRIC12 expanded 8.6 percentage points versus the 32.3% pre-pandemic level. On a comparable basis and excluding a $23.1 million bad debt charge in 3Q19 related to past due commercial revenues and aircraft fees from a local airline in Argentina, Adjusted EBITDA margin ex-IFRIC12 in 3Q23 would have increased 1.1 percentage points.

Adjusted EBITDA by Segment (in US$ million)

	3Q23 as reported	3Q22 as reported	% Var as reported	IAS 29	3Q23 ex IAS 29	3Q22 ex IAS 29	% Var ex IAS 29
Argentina	88.7	74.8	18.6%	-11.3	100.0	74.9	33.5%
Italy	19.5	8.4	132.0%	-	19.5	8.4	132.0%
Brazil	9.0	9.0	-0.4%	-	9.0	9.0	-0.4%
Uruguay	12.6	8.6	47.1%	-	12.6	8.6	47.1%
Armenia	34.8	23.5	48.4%	-	34.8	23.5	48.4%
Ecuador	9.1	7.9	15.0%	-	9.1	7.9	15.0%
Unallocated	-1.0	-1.1	-9.4%	-	-1.0	-1.1	-9.4%
Total segment EBITDA	172.7	131.1	31.8%	-11.3	184.0	131.2	40.3%

	3Q23 as reported	3Q19 as reported	% Var as reported	IAS 29	3Q23 ex IAS 29	3Q19 ex IAS 29	% Var ex IAS 29
Argentina	88.7	43.6	103.5%	-11.3	100.0	45.8	118.2%
Italy	19.5	15.1	29.2%	-	19.5	15.1	29.2%
Brazil	9.0	4.4	103.1%	-	9.0	4.4	103.1%
Uruguay	12.6	13.5	-6.3%	-	12.6	13.5	-6.3%
Armenia	34.8	18.2	90.8%	-	34.8	18.2	90.8%
Ecuador	9.1	6.7	35.9%	-	9.1	6.7	35.9%
Unallocated	-1.0	-1.5	-32.4%	-	-1.0	-1.5	-32.4%
Total segment EBITDA	172.7	100.0	72.7%	-11.3	184.0	102.3	80.0%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	3Q23 as reported	3Q22 as reported	% Var as reported	IAS 29	3Q23 ex IAS 29	3Q22 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	52.7	72.8	-27.7%	16.9	35.8	38.1	-6.0%
Financial Income	-25.4	-10.2	148.6%	30.1	-55.5	-26.7	107.3%
Financial Loss	66.7	14.7	354.1%	-189.1	255.8	161.5	58.3%
Inflation adjustment	19.2	2.0	870.5%	18.4	0.8	-0.3	-338.5%
Income Tax Expense	18.5	13.2	40.3%	103.1	-84.6	-62.8	34.7%
Amortization and Depreciation	41.1	38.6	6.5%	9.4	31.7	21.4	47.9%
Adjusted EBITDA	172.7	131.1	31.8%	-11.3	184.0	131.2	40.3%
Adjusted EBITDA Margin	36.8%	33.1%	365	-	38.9%	32.8%	604
Adjusted EBITDA Margin excluding Construction Service	40.9%	37.7%	321	-	43.3%	37.5%	580

Financial Income and Loss

CAAP reported a Net financial loss of $60.5 million in 3Q23 compared to a loss of $6.4 million in 3Q22. Had IAS 29 not been applied, and compared to 3Q19, the Net financial loss would have increased 30.8%, or $47.3 million, to $201.1 million, mainly driven by higher Foreign Exchange expenses in Argentina, due to the impact of the devaluation of the Argentine peso on the net liability monetary position, partially offset by higher interest income.

	3Q23 as reported	3Q22 as reported	% Var as reported	IAS 29	3Q23 ex IAS 29	3Q22 ex IAS 29	% Var ex IAS 29
Financial Income	25.4	10.2	148.6%	-30.1	55.5	26.7	107.3%
Interest income	22.7	8.9	154.1%	-0.2	22.9	9.2	148.9%
Foreign exchange income	0.9	0.2	484.1%	-29.9	30.8	16.8	83.5%
Other	1.8	1.1	58.7%	0.0	1.8	0.8	128.7%
Inflation adjustment	-19.2	-2.0	870.5%	-18.4	-0.8	0.3	-338.5%
Inflation adjustment	-19.2	-2.0	870.5%	-18.4	-0.8	0.3	-338.5%
Financial Loss	-66.7	-14.7	354.1%	189.1	-255.8	-161.5	58.3%
Interest Expenses	-24.5	-31.2	-21.5%	0.4	-24.9	-31.0	-19.7%
Foreign exchange transaction expenses	-18.0	23.4	-176.9%	188.7	-206.7	-123.7	67.1%
Changes in liability for concessions	-21.8	-4.8	350.3%	-	-21.8	-4.8	350.3%
Other expenses	-2.4	-2.0	17.7%	0	-2.5	-2.0	20.7%
Financial Loss, Net	-60.5	-6.4	837.9%	140.7	-201.1	-134.5	49.6%

See “Use of Non-IFRS Financial Measures” on page 25.

Income Tax Expense

During 3Q23, the Company reported an income tax expense of $18.5 million versus $13.2 million in 3Q22. Excluding the impact of IAS 29, CAAP reported an income tax benefit of $84.6 million in 3Q23, compared to income tax benefits of $62.8 million in the year-ago quarter and $44.3 million in 3Q19.

Net Income and Net Income Attributable to Owners of the Parent

During 3Q23, CAAP reported Net Income of $52.7 million compared to Net Income of $72.8 million in 3Q22. Higher operating income and lower net interest expenses were more than offset by higher net FX losses, inflation adjustment charges and income tax expenses.

In 3Q23, the Company reported Net Income Attributed to Owners of the Parent of $46.5 million and earnings per common share of $0.29, compared with Net Income Attributable to Owners of the Parent of $57.2 million in 3Q22 (equivalent to earnings per common share of $0.36), and a loss of $24.6 million in 3Q19 (equivalent to a loss per common share of $0.15).

Consolidated Financial Position

As of September 30, 2023, cash and cash equivalents amounted to $468.9 million, increasing 4.6% and 21.7% from $448.5 million and $385.3 million reported as of June 30, 2023, and December 31, 2022, respectively. Total liquidity as of September 30, 2023, which included cash and cash equivalents as well as other financial assets, increased to $557.7 million, from $511.8 million and $452.0 million as of June 30, 2023, and December 31, 2022, respectively.

Total Debt at the close of 3Q23 decreased 2.8%, or $41.1 million, to $1,424.3 million, from $1,465.4 million as of December 31, 2022. A total of $970.4 million, or 68.1% of total debt is denominated in U.S. dollars, while $224.8 million, or 15.8% is denominated in Brazilian Reals, $226.1 million, or 15.9%, is in Euros, and $3.0 million is in Argentine Pesos.

The Net Debt to LTM Adjusted EBITDA (excluding impairment of intangible assets) ratio improved to 1.6x as of September 2023, down from 1.8x and 2.4x as of June 2023 and December 2022, respectively, reflecting Adjusted EBITDA growth driven by strong revenue performance. As of September 30, 2023, all of CAAP’s subsidiaries were in compliance with their covenants.

Consolidated Debt Indicators (in US$ million)

	As of Sep 30, 2023		As of Jun 30, 2023		As of Dec 31, 2022
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	2.41	x	2.66	x	3.21	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,4]	1.62	x	1.84	x	2.36	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,5]	1.62	x	1.84	x	2.36	x
Total Debt	1,424.3		1,456.2		1,465.4
Short-Term Debt	154.4		390.6		178.0
Long-Term Debt	1,269.9		1,065.5		1,287.4
Cash & Cash Equivalents	468.9		448.5		385.3
Total Net Debt[3]	955.4		1,007.7		1,080.2

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

4 LTM Adjusted EBITDA as of September 30, 2023 was $589.9 million.

5 LTM Adjusted EBITDA excluding impairment of intangible assets as of September 30, 2023 was $590.0 million.

Total Debt by Segment (in US$ million)

	As of Sep 30, 2023	As of Jun 30, 2023	As of Dec 31, 2022
Argentina	685.7	696.6	720.0
Italy (1)	183.2	193.9	208.9
Brazil (2)	224.8	237.6	224.5
Uruguay (3)	275.2	270.8	273.9
Armenia	42.9	43.2	21.1
Ecuador	12.5	14.1	17.0
Total	1,424.3	1,456.2	1,465.4

1 Of which approximately $119.1 million remain at Toscana Aeroporti level.

2 Of which approximately $209.8 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

3 Of which approximately $252.0 million remain at ACI Airport Sudamérica SAU.

Maturity of borrowings:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	244.4	340.7	562.1	787.8	1,934.9

1 The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings - Breakdown by segment (in USD) as of September 30, 2023:

Segment		Currency	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	34.9	121.2	217.7	317.7	691.5
	Interest	USD	44.4	41.4	98.0	38.3	222.1
	Principal	ARS	2.7	0.2	-	-	2.9
	Interest	ARS	1.4	0.0	-	-	1.4
Italy	Principal	EUR	66.6	87.7	27.2	-	181.5
	Interest	EUR	8.4	4.2	1.3	-	13.9
Brazil	Principal	R$	14.6	15.8	56.2	137.2	223.8
	Interest	R$	19.1	17.8	44.1	34.1	115.1
Uruguay	Principal	USD	7.3	10.5	57.8	205.8	281.3
	Interest	USD	18.8	18.5	49.4	54.7	141.4
Armenia	Principal	EUR	17.0	17.0	8.5	-	42.4
	Interest	EUR	2.3	1.3	0.3	-	3.8
Ecuador	Principal	USD	6.0	4.8	1.6	-	12.4
	Interest	USD	0.8	0.4	0.1	-	1.2
Total			244.4	340.7	562.1	787.8	1,934.9

Cash by Segment (in US$ million)

	As of Sep 30, 2023	As of Jun 30, 2023	As of Dec 31, 2022
Argentina	161.5	155.5	145.5
Italy (1)	39.1	41.4	64.7
Brazil (2)	90.9	86.7	66.1
Uruguay	30.5	33.2	25.7
Armenia	46.7	48.3	28.6
Ecuador	3.6	6.7	12.9
Intermediate holding Companies	96.6	76.7	41.7
Total	468.9	448.5	385.3

1 Of which approximately $32.9 million remain at Toscana Aeroporti level.

2 Of which approximately $85.5 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 3Q23, CAAP made capital expenditures of $48.0 million, a 10.3% YoY decrease from $53.5 million in 3Q22 and 60.5% lower than pre-pandemic levels of 3Q19. Almost 70% of total CAPEX was allocated to Argentina and 20% to Uruguay. The latter included investments related to the airports incorporated when the Puerta del Sur concession agreement was extended in November 2021.

Review of Segment Results

Argentina

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting under the column ‘IAS 29’, while the columns indicated with “ex IAS 29” present results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for AA2000, the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 3Q23.

	3Q23 as reported	3Q22 as reported	% Var as reported	IAS 29	3Q23 ex IAS 29	3Q22 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	8.1	6.5	25.5%		8.1	6.5	25.5%
International Passengers (in millions) (1)	3.0	2.4	23.2%		3.0	2.4	23.2%
Transit Passengers (in millions) (1)	0.4	0.4	16.0%		0.4	0.4	16.0%
Total Passengers (in millions) (1)	11.5	9.2	24.6%		11.5	9.2	24.6%
Cargo Volume (in thousands of tons)	47.9	44.4	7.8%		47.9	44.4	7.8%
Total Aircraft Movements (in thousands)	119.9	101.9	17.6%		119.9	101.9	17.6%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	111.2	89.9	23.7%	-1.9	113.0	91.3	23.9%
Non-aeronautical revenue	135.1	123.9	9.1%	-2.3	137.4	126.8	8.4%
Commercial revenue	101.0	81.6	23.8%	-0.5	101.6	82.1	23.8%
Construction service revenue	34.0	42.2	-19.4%	-1.8	35.8	44.7	-19.9%
Total Revenue	246.3	213.7	15.2%	-4.1	250.4	218.0	14.9%
Total Revenue Excluding IFRIC12(2)	212.2	171.5	23.7%	-2.4	214.6	173.3	23.8%
Cost of Services	159.0	144.9	9.7%	16.9	142.1	131.7	7.9%
Selling, general and administrative expenses	20.2	17.5	15.4%	-0.3	20.5	17.5	16.9%
Other expenses	7.1	2.9	142.6%	-0.1	7.2	3.1	129.5%
Total Costs and Expenses	186.2	165.3	12.6%	16.5	169.7	152.3	11.4%
Total Costs and Expenses Excluding IFRIC12(3)	152.2	123.1	23.6%	18.3	133.9	107.6	24.4%
Adjusted Segment EBITDA	88.7	74.8	18.6%	-11.3	100.0	74.9	33.5%
Adjusted Segment EBITDA Mg	36.0%	35.0%	103	-	39.9%	34.4%	558
Adjusted EBITDA Margin excluding IFRIC 12(4)	41.8%	43.6%	-182	-	46.6%	43.2%	337
Capex	33.3	43.7	-23.9%	-1.8	35.0	46.0	-23.8%

1)	See Note 1 in Table "Operating & Financial Highlights”.

2)	Excludes Construction Service revenue.

3)	Excludes Construction Service cost.

4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

	9M23 as reported	9M22 as reported	% Var as reported	IAS 29	9M23 ex IAS 29	9M22 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	22.4	17.2	30.5%		22.4	17.2	30.5%
International Passengers (in millions) (1)	8.5	6.0	43.4%		8.5	6.0	43.4%
Transit Passengers (in millions) (1)	1.1	0.8	29.6%		1.1	0.8	29.6%
Total Passengers (in millions) (1)	32.0	23.9	33.7%		32.0	23.9	33.7%
Cargo Volume (in thousands of tons)	138.6	134.7	2.9%		138.6	134.7	2.9%
Total Aircraft Movements (in thousands)	343.0	276.7	24.0%		343.0	276.7	24.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	325.6	243.4	33.8%	-6.2	331.7	236.3	40.4%
Non-aeronautical revenue	384.0	318.7	20.5%	-8.9	392.9	313.1	25.5%
Commercial revenue	276.8	238.6	16.0%	-3.1	279.9	228.9	22.3%
Construction service revenue	107.2	80.1	33.9%	-5.8	113.0	84.2	34.3%
Total Revenue	709.6	562.1	26.2%	-15.1	724.7	549.4	31.9%
Total Revenue Excluding IFRIC12(2)	602.3	482.0	25.0%	-9.3	611.6	465.2	31.5%
Cost of Services	457.6	381.0	20.1%	44.2	413.5	325.5	27.0%
Selling, general and administrative expenses	59.5	39.4	51.2%	-0.9	60.4	37.2	62.6%
Other expenses	8.1	3.5	127.8%	-0.1	8.2	3.7	120.4%
Total Costs and Expenses	525.2	423.9	23.9%	43.1	482.1	366.4	31.6%
Total Costs and Expenses Excluding IFRIC12(3)	418.1	343.9	21.6%	48.9	369.2	282.3	30.8%
Adjusted Segment EBITDA	267.1	218.8	22.1%	-12.7	279.9	210.3	33.1%
Adjusted Segment EBITDA Mg	37.6%	38.9%	-127	-	38.6%	38.3%	34
Adjusted EBITDA Margin excluding IFRIC 12(4)	44.3%	45.3%	-102	-	45.7%	45.2%	55
Capex	107.7	80.1	34.5%	-5.8	113.5	84.1	34.9%

Passenger Traffic increased 24.6% YoY to 99.5% of pre-pandemic levels of 2019, declining sequentially from the 101.4% posted in the prior quarter when domestic traffic benefited from a government program to boost domestic tourism. International passenger traffic, which continued to recover since the full re-opening of borders on November 1, 2021, and the lifting of travel requirements, increased 23.2% YoY in 3Q23 to 88.6% of 3Q19 traffic levels, up from 81.7% in the previous quarter. Domestic passenger traffic, which accounted for more than 70% of total traffic in the quarter, increased 25.5% YoY and exceeded 3Q19 levels by 4.1%.

Revenues increased 15.2% YoY to $246.3 million in 3Q23 on an ‘As reported’ basis or 14.9% to $250.4 million when excluding the impact of rule IAS29, primarily due to a 23.9% increase in Aeronautical revenues as well as a 23.8% increase in Commercial revenues, reflecting higher year-over-year activity. Construction service revenue decreased 19.9% YoY reflecting lower Capex in the reported quarter. Compared to 3Q19 and excluding both Construction Services and the impact of IAS 29, revenues grew by 32.9%, or $53.1 million to $214.6 million, driven by increases of 63.9% in Commercial revenues and 13.6% in Aeronautical revenues.

•	Aeronautical Revenues ex-IAS29 grew by 13.6% against 3Q19, or $13.5 million, reflecting the recovery in passenger traffic along with the increase in the international passenger fee introduced in March 2021 and higher domestic passenger fees introduced in March 2022 and March 2023.

•	Commercial Revenues ex-IAS29 increased 63.9% against 3Q19, or $39.6 million, mainly driven by an increase of 40.2%, or $15.9 million. in Cargo revenues primarily reflecting 10% tariff increases on import activities applied in January and October 2020, along with a further 5% tariff increase in April 2022. Duty Free revenues also supported commercial revenues growth, increasing 32.2%, or $12.7 million, against pre-pandemic levels.

Total Costs and Expenses increased 12.6% YoY to $186.2 million in 3Q23 on an ‘As reported’ basis, mainly reflecting an increase of 9.7% in Cost of Services, in line with higher year-over-year activity, together with a 15.4% increase in SG&A expenses. Excluding Construction Service and the impact of IAS 29, Total Cost and Expenses increased 24.4% YoY, due to the rise in operating costs following traffic recovery from the same period of last year. When compared to 3Q19, however, Total Cost and Expenses excluding the impact of rule IAS 29 and Construction Services increased 4.9%, or $6.3 million, primarily due to higher Cost of Services partially offset by lower SG&A expenses, which in 3Q19 included a bad debt provision charge of $23.1 million.

•	Cost of Services ex-IAS29 and excluding Construction Service Costs increased 20.4% compared to 3Q19, or $18.0 million, driven mainly by the following increases:

•	55.5%, or $12.8 million, in Salaries and social security contributions, mainly as a result of inflation rates significantly above currency depreciation,

•	31.2%, or $7.5 million, in Concession Fees, due to higher revenues, and

•	14.0%, or $3.3 million in Maintenance expenses.

The above was partially offset by a 58.8% decrease, or $4.4 million, in Amortization and depreciation.

•	SG&A ex-IAS29 decreased by 47.9% against 3Q19, or $18.8 million, to $20.5 million, mainly reflecting the easier comparison as a result of the $23.1 million bad debt charge recognized in 3Q19 in relation with past due commercial revenues and aircraft fees from the national carrier.

Adjusted Segment EBITDA increased 18.6% YoY to $88.7 million in 3Q23 on an ‘As reported basis’. When excluding the impact of IAS 29, Adjusted Segment EBITDA was $100.0 million with Adjusted EBITDA margin EX-IFRIC12 of 46.6% in the quarter, compared to 43.2% in 3Q22. Compared to pre-pandemic levels of 3Q19, Adjusted EBITDA excluding IAS 29 increased 118.2%, or $54.2 million from $45.8 million, while Adjusted EBITDA margin EX-IFRIC12 expanded 18.3 percentage points from 28.3%. To note, this year Adjusted EBITDA benefited from a $4.9 million bad debt recovery related to outstanding amounts owed by a national carrier, whereas 3Q19 Adjusted EBITDA included the aforementioned $23.1 million bad debt charge related to past due commercial revenues and aircraft fees from a local airline.

During 3Q23, CAAP made Capital Expenditures ex-IAS29 of $35.0 million, compared to $46.0 million in 3Q22 and $114.7 million in 3Q19. These expenditures were primarily allocated to the new terminal and lighting system at Rio Hondo airport, the lighting system on north apron and access roads at Aeroparque airport, and remaining works at Ezeiza airport.

Italy

	3Q23	3Q22	% Var.	9M23	9M22	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.5	0.5	11.8%	1.3	1.2	11.2%
International Passengers (in millions)	2.2	1.9	18.5%	5.0	3.9	27.4%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	2.8	2.4	17.1%	6.4	5.2	23.6%
Cargo Volume (in thousands of tons)	2.7	3.5	-21.4%	9.5	11.1	-14.5%
Total Aircraft Movements (in thousands)	25.4	23.1	10.1%	60.5	53.5	13.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	26.9	21.9	23.1%	54.7	53.3	2.7%
Non-aeronautical revenue	16.3	12.3	32.2%	43.3	31.5	37.6%
Commercial revenue	12.6	10.5	20.0%	30.2	23.9	26.1%
Construction service revenue	2.1	1.3	60.0%	7.6	4.7	61.6%
Other revenue	1.6	0.5	200.2%	5.6	2.9	94.5%
Total Revenue	43.2	34.2	26.4%	98.0	84.7	15.7%
Total Revenue Excluding IFRIC12(1)	41.1	32.9	25.0%	90.5	80.1	13.0%
Cost of Services	23.0	22.6	1.9%	64.9	68.7	-5.6%
Selling, general and administrative expenses	3.5	5.9	-41.1%	9.9	13.2	-25.0%
Other Expenses	0.0	0.0	-100.0%	0.0	0.0	35.8%
Total Costs and Expenses	26.4	28.5	-7.1%	74.8	82.0	-8.7%
Total Costs and Expenses Excluding IFRIC12(2)	24.1	27.4	-11.9%	69.0	78.2	-11.7%
Adjusted Segment EBITDA	19.5	8.4	132.0%	31.7	10.8	194.2%
Adjusted Segment EBITDA Mg	45.2%	24.6%	2057	32.3%	12.7%	1962
Adjusted EBITDA Margin excluding IFRIC 12(3)	48.0%	24.9%	2315	33.1%	12.4%	2076
Capex	2.4	1.7	39.2%	8.3	5.7	46.3%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy benefited from the summer season and increased 17.1% YoY and 4.0% against 3Q19, exceeding pre-pandemic levels for the first time. International traffic increased 18.5% YoY and surpassed 3Q19 levels by 2.2%, while Domestic traffic grew 11.8% YoY and surpassed 3Q19 levels by 12.3%. While some pre-pandemic destinations still need to resume at Pisa airport, passenger traffic at Florence airport was 16.6% above that of 3Q19.

Revenues increased 26.4% YoY to $43.2 million in 3Q23, driven by both Aeronautical and Commercial revenue growth reflecting higher year-over-year activity and, to a lesser extent, higher Construction Service revenues. Commercial revenues grew 20.0% YoY, mainly driven by passenger-related services such as F&B services, VIP lounges, and Parking facilities, following the strong year-over-year traffic recovery. When compared to 3Q19, revenues excluding Construction Services remained largely flat, as lower Aeronautical revenues were compensated by higher Commercial and Other revenues.

•	Aeronautical Revenues dropped 7.1% versus 3Q19, or $2.1 million, as a result of lower passenger traffic, partially offset by increases in passenger fees at Florence airport in November 2019 and February 2020, and at both Florence and Pisa airports in February 2021. In addition, passengers with reduced mobility fees (PRM) at Florence airport increased in March 2020 and at Pisa airport in February 2020, and again at both airports in February 2021.

•	Commercial Revenues, however, increased 9.1% versus 3Q19, or $1.0 million, mainly driven by higher passenger-related revenues such as F&B services, Duty Free, Parking Facilities and VIP lounges.

Total Costs and Expenses decreased 7.1% YoY, or $2.0 million, in 3Q23 mainly driven by lower SG&A expenses. Excluding Construction Services, Total Cost and Expenses declined 11.9% YoY to $24.1 million. Compared to the same quarter of 2019, Total Cost and Expenses decreased 13.6%, or 17.7% when excluding Construction Services.

•	Cost of Services excluding Construction service decreased 18.5%, or $4.7 million, against 3Q19, primarily driven by lower Salaries and Social Security Contribution expenses and, to a lesser extent, lower Services and Fees.

•	SG&A declined 12.3%, or $0.5 million, to $3.5 million against 3Q19.

Adjusted Segment EBITDA increased 132.0% YoY to $19.5 million in 3Q23. Compared to 3Q19, Adjusted EBITDA increased 29.2%, with Adjusted EBITDA margin expanding 9.8 percentage points to 45.2%.

During 3Q23, CAAP made Capital Expenditures of $2.4 million, compared to $1.7 million in 3Q22 and $2.9 million in 3Q19.

Brazil

	3Q23	3Q22	% Var.	9M23	9M22	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	2.9	2.6	8.4%	8.1	7.5	8.3%
International Passengers (in millions) (1)	0.2	0.2	13.9%	0.5	0.3	46.4%
Transit Passengers (in millions) (1)	1.4	1.5	-8.8%	4.2	3.6	16.7%
Total Passengers (in millions) (1)	4.4	4.3	2.6%	12.8	11.4	12.0%
Cargo Volume (in thousands of tons)	16.9	13.0	29.5%	48.4	41.2	17.5%
Total Aircraft Movements (in thousands)	39.8	38.3	3.9%	119.4	105.4	13.2%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	12.1	9.9	22.5%	33.7	26.2	28.8%
Non-aeronautical revenue	17.0	13.7	24.5%	47.3	38.7	22.4%
Commercial revenue	17.0	13.7	24.5%	47.3	38.7	22.4%
Total Revenue	29.1	23.5	23.7%	81.0	64.8	25.0%
Cost of Services	20.4	17.6	16.2%	57.5	52.1	10.3%
Selling, general and administrative expenses	3.0	2.0	53.3%	7.9	8.6	-7.9%
Other expenses	0.0	0.0	-100.0%	0.0	0.4	-95.6%
Total Costs and Expenses	23.4	19.6	19.8%	65.4	61.1	7.1%
Adjusted Segment EBITDA	9.0	9.0	-0.4%	28.5	14.3	99.1%
Adjusted Segment EBITDA Mg	30.9%	38.4%	-746	35.2%	22.1%	1312
Capex	0.6	0.4	72.2%	1.4	1.3	6.7%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to assets under the concession.

1)	Starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Passenger Traffic rose 2.6% YoY, reaching 93.7% of 3Q19 pre-pandemic levels, down from 96.2% in the prior quarter. Domestic passenger traffic, which accounted for almost two-thirds of total passenger traffic, was up 8.4% YoY and stood at 98.1% of pre-pandemic levels, while transit passengers declined 8.8% YoY to 84.2% of 3Q19 levels, down from 86.2% in the prior quarter. Traffic in the quarter remained impacted by financial and aircraft constraints in some local airlines.

Revenues increased 23.7% YoY to $29.1 million in 3Q23 due to higher Commercial and Aeronautical revenues reflecting higher year-over-year activity. Compared to 3Q19, revenues increased 2.3%, or $0.7 million, driven by Commercial revenue growth, partially offset by a decline in Aeronautical revenues resulting from the drop in passenger traffic. Results were also impacted by the 23.0% average depreciation of the Brazilian real against the US dollar since 3Q19.

•	Aeronautical Revenues declined 12.5% vs 3Q19, or $1.7 million, driven by lower passenger traffic, coupled with the depreciation of the Brazilian Real.

•	Commercial Revenues increased 16.4% against 3Q19, or $2.4 million, despite lower passenger traffic and currency depreciation. The increase in commercial revenue was primarily driven by a continued solid performance of VIP lounges and, to a lesser extent, Parking facilities, F&B services and Advertising, partially offset by declines in Retail stores, Fuel and Duty Free.

Total Costs and Expenses increased 19.8% YoY to $23.4 million and declined 13.3% against 3Q19 pre-pandemic levels.

•	Cost of Services declined 12.9% vs. 3Q19, or $3.0 million, benefiting from cost reduction initiatives taken to mitigate the impact of the Covid-19 pandemic, coupled with the 23.0% average depreciation of the Brazilian Real since 3Q19. The drop was mainly driven by declines in:

•	Sales taxes, reflecting the reduction in revenues in the quarter,

•	Salaries and social contributions due to reductions in the workforce, salary reductions, and a furlough scheme in place since 2Q20, together with local currency depreciation, and

•	Maintenance expenses.

•	SG&A increased 53.3% YoY, to $3.0 million on an ‘As reported’ basis and declined 10.2% when compared to 3Q19, mainly due to higher Bad debts recovery and lower Services and fees.

Adjusted Segment EBITDA remained unchanged YoY at $9.0 million and increased by 103.1% against 3Q19. Adjusted EBITDA margin contracted 7.5 percentage points versus 3Q22 but expanded 15.3 percentage points versus 3Q19, to 30.9%.

During 3Q23, CAAP made Capital Expenditures of $0.6 million, compared to $0.4 million in 3Q22 and $1.0 million in 3Q19.

Uruguay

	3Q23	3Q22	% Var.	9M23	9M22	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	0.5	0.4	34.8%	1.4	1.0	40.2%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	0.5	0.4	36.7%	1.4	1.0	41.0%
Cargo Volume (in thousands of tons)	7.4	7.2	3.3%	23.3	24.2	-3.5%
Total Aircraft Movements (in thousands)	6.6	5.7	15.9%	23.1	19.5	18.4%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	16.2	10.6	52.0%	49.3	31.9	54.3%
Non-aeronautical revenue	24.1	14.8	62.2%	65.0	41.4	56.8%
Commercial revenue	13.9	11.5	21.5%	44.5	36.3	22.8%
Construction service revenue	10.1	3.4	201.3%	20.5	5.2	295.6%
Total Revenue	40.2	25.5	58.0%	114.3	73.4	55.7%
Total Revenue Excluding IFRIC12(1)	30.1	22.1	36.2%	93.8	68.2	37.5%
Cost of Services	24.6	14.9	65.5%	66.9	39.2	70.6%
Selling, general and administrative expenses	4.3	3.3	28.5%	13.5	10.3	31.4%
Other expenses	0.1	0.1	47.9%	0.3	0.3	-3.9%
Total Costs and Expenses	29.0	18.3	58.7%	80.7	49.8	62.1%
Total Costs and Expenses Excluding IFRIC12(2)	18.9	14.9	26.6%	60.2	44.6	35.0%
Adjusted Segment EBITDA	12.6	8.6	47.1%	38.2	28.2	35.7%
Adjusted Segment EBITDA Mg	31.4%	33.7%	-233	33.5%	38.4%	-492
Adjusted EBITDA Margin excluding IFRIC 12 (3)	41.9%	38.8%	310	40.8%	41.3%	-54
Capex	9.3	5.8	66.1%	24.7	11.4	118.3%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Uruguay, where activity is mainly international, continued to post a recovery in passenger traffic increasing 36.7% YoY, and reaching 93.5% of 3Q19 levels, up from 86.8% recorded in 2Q23.

Revenues increased 58.0% YoY to $40.2 million in 3Q23 on an ‘As reported’ basis, or 36.2% to $30.1 million, when excluding Construction service revenue. Compared to 3Q19, and excluding IFRIC12, revenues grew 14.4%, or $3.8 million, to $30.1 million, driven by higher Commercial revenues and, to a lesser extent, higher Aeronautical revenues, as well.

•	Aeronautical Revenues increased 52.0% YoY, or $5.5 million, to $16.2 million, in line with the increase in passenger traffic against 3Q22, and was 12.5% higher than 3Q19 pre-pandemic levels.

•	Commercial Revenues increased 21.5% YoY and 16.8% vs. 3Q19, or $2.0 million, to $13.9 million, mainly driven by higher Cargo and Fuel revenues, partially offset by lower passenger-related revenues such as Duty Free, VIP Lounge and Retail stores, as a result of lower passenger traffic.

Total Costs and Expenses increased 58.7% YoY to $29.0 million. Excluding Construction Service, Total Cost and Expenses rose 26.6% YoY to $18.9 million, due to an increase in operating costs following higher traffic activity when compared to 3Q22. Against the same quarter in 2019, Total Cost and Expenses excluding IFRIC12 increased 22.5%, or $3.5 million, due to higher Cost of services and, to a lesser extent, higher SG&A expenses.

•	Cost of Services increased 76.9% compared to 3Q19, or $10.7 million. Excluding Construction Service cost, Cost of Services increased 17.7%, or $2.2 million, mainly due to higher Salaries and social security contributions, Services and fees, and Maintenance expenses.

•	SG&A increased 28.5% YoY, to $4.3 million, and 42.1% against 3Q19, mainly as a result of higher Services and Fees.

Adjusted Segment EBITDA increased 47.1% YoY to $12.6 million in 3Q23, and decreased 6.3%, or $0.8 million, when compared to 3Q19, with Adjusted EBITDA Margin Ex IFRIC12 contracting 9.1 percentage points to 41.9%.

During 3Q23, CAAP made Capital Expenditures of $9.3 million in Uruguay, compared to $5.8 million in 3Q22 and $2.0 million in 3Q19. The increase in capital expenditures reflects the works related to the airports that were incorporated when the Puerta del Sur concession agreement was extended in November 2021.

Armenia

	3Q23	3Q22	% Var.	9M23	9M22	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	1.8	1.3	40.1%	4.2	2.6	59.1%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	1.8	1.3	40.1%	4.2	2.6	59.1%
Cargo Volume (in thousands of tons)	9.4	6.1	53.6%	24.5	14.2	72.6%
Total Aircraft Movements (in thousands)	13.6	11.8	15.0%	34.2	25.1	36.2%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	29.1	20.2	44.1%	68.1	44.2	54.0%
Non-aeronautical revenue	53.0	51.7	2.5%	123.4	105.6	16.9%
Commercial revenue	52.3	51.4	1.8%	121.1	104.8	15.6%
Construction service revenue	0.7	0.3	133.3%	2.3	0.8	182.4%
Total Revenue	82.1	72.0	14.1%	191.5	149.8	27.8%
Total Revenue Excluding IFRIC12(1)	81.4	71.7	13.6%	189.2	149.0	27.0%
Cost of Services	48.5	49.6	-2.2%	117.8	102.6	14.8%
Selling, general and administrative expenses	3.7	3.4	8.8%	10.6	9.6	10.8%
Other expenses	0.2	0.2	0.0%	0.7	0.6	21.3%
Total Costs and Expenses	52.4	53.2	-1.6%	129.1	112.8	14.4%
Total Costs and Expenses Excluding IFRIC12(2)	51.7	52.9	-2.3%	126.8	112.0	13.3%
Adjusted Segment EBITDA	34.8	23.5	48.4%	76.4	49.9	53.1%
Adjusted Segment EBITDA Mg	42.4%	32.6%	981	39.9%	33.3%	658
Adjusted EBITDA Margin excluding IFRIC 12 (3)	42.7%	32.7%	1003	40.3%	33.5%	687
Capex	1.9	1.0	97.8%	5.2	3.5	0.5

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Armenia, passenger traffic improved 40.1% YoY and exceeded pre-pandemic levels of 3Q19 by 62.0%, down from 82.4% in the prior quarter. The sequential drop in the comparison against 2019 is due to July and August being seasonally strong months and the Armenia airport is currently operating at maximum capacity given the significant growth in passenger traffic. The introduction of new airlines, together with a higher number of flight frequencies continue to support traffic performance.

Revenues increased 14.1% YoY to $82.1 million in 3Q23 on an ‘As reported’ basis, or 13.6% when excluding Construction service revenue. Compared to 3Q19, and excluding IFRIC12, revenues increased 107.7%, or $42.2 million, to $81.4 million, mainly driven by an increase in Commercial revenues following solid traffic recovery.

•	Aeronautical Revenues increased 44.1% YoY, or $8.9 million, to $29.1 million, in line with the increase in passenger traffic against 3Q22.

•	Commercial Revenues increased 1.8% YoY and 140.5% vs. 3Q19, or $30.6 million, to $52.3 million, mainly driven by higher Fuel revenues (linked to Cost of Fuel) and increases in all passenger-related revenues such as Duty Free, VIP Lounge and Parking facilities.

Total Costs and Expenses decreased 1.6% YoY to $52.4 million, driven by reduced Cost of Services as the increase in operating costs following higher traffic activity when compared to 3Q22 was more than offset by lower Cost of Fuel. Against the same quarter in 2019, Total Cost and Expenses excluding IFRIC12 increased 110.2%, or $27.1 million, primarily due to higher Cost of services.

•	Cost of Services increased 102.9% compared to 3Q19, or $24.6 million, mainly driven by higher Cost of fuel (linked to Fuel revenues) and, to a lesser extent, higher Salaries and social security contributions.

•	SG&A increased 8.8% YoY, to $3.7 million, and grew 21.8% against 3Q19.

Adjusted Segment EBITDA increased 48.4% YoY to $34.8 million in 3Q23, and increased 90.8%, or $16.6 million, when compared to 3Q19, with Adjusted EBITDA Margin Ex IFRIC12 contracting 3.7 percentage points to 42.7%, despite the growth in the Fuel business, which typically carries a lower margin.

During 3Q23, CAAP made Capital Expenditures of $1.9 million in Armenia, compared to $1.0 million in 3Q22 and $2.4 million in 3Q19.

Ecuador

	3Q23	3Q22	% Var.	9M23	9M22	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.7	0.6	10.1%	2.0	1.6	25.6%
International Passengers (in millions)	0.6	0.6	6.8%	1.6	1.5	10.3%
Transit Passengers (in millions)	0.0	0.0	10.7%	0.1	0.1	2.4%
Total Passengers (in millions)	1.3	1.2	8.6%	3.7	3.1	17.9%
Cargo Volume (in thousands of tons)	8.4	7.6	10.9%	24.3	25.2	-3.6%
Total Aircraft Movements (in thousands)	20.0	19.4	3.0%	59.7	57.5	3.7%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	21.4	18.6	14.8%	58.7	51.1	14.9%
Non-aeronautical revenue	6.8	7.8	-13.5%	19.8	19.7	0.5%
Commercial revenue	6.7	6.4	4.5%	19.8	18.4	7.9%
Construction service revenue	0.0	1.4	-98.9%	0.0	1.4	-98.4%
Total Revenue	28.2	26.4	6.5%	78.5	70.8	10.9%
Total Revenue Excluding IFRIC12	28.1	25.1	12.2%	78.5	69.4	13.0%
Cost of Services	16.0	15.9	0.8%	45.4	41.9	8.2%
Selling, general and administrative expenses	3.9	3.4	14.6%	10.9	9.7	12.0%
Other expenses	0.0	0.1	-88.7%	0.0	0.1	-68.2%
Total Costs and Expenses	20.0	19.4	3.0%	56.3	51.7	8.8%
Total Costs and Expenses Excluding IFRIC12	19.9	18.0	10.7%	56.3	50.4	11.7%
Adjusted Segment EBITDA	9.1	7.9	15.0%	24.9	21.8	13.9%
Adjusted Segment EBITDA Mg	32.3%	29.9%	240	31.7%	30.8%	83
Adjusted EBITDA Margin excluding IFRIC 12	32.4%	31.6%	79	31.7%	31.4%	23
Capex	0.2	1.0	-0.8	3.0	1.4	1.2

In Ecuador, total passenger traffic grew 8.6% YoY, exceeding pre-pandemic levels by 11.9%. Both domestic and international passenger traffic continued to increase, reaching 116.7% and 107.5% of 3Q19 levels, respectively. While the comparison with pre-pandemic levels benefited from the airport’s closure during three weekends of September 2019, the increase also reflects a higher number of frequencies at both international and domestic routes.

Revenues increased 6.5% YoY to $28.2 million in 3Q23 on an ‘As reported’ basis. Compared to 3Q19, revenues decreased 9.9%, or $3.1 million, as higher Aeronautical and Commercial revenues were more than offset by lower Construction service revenue.

•	Aeronautical Revenues increased 14.8% YoY, or $2.8 million, to $21.4 million, in line with the increase in passenger traffic against 3Q22.

•	Commercial Revenues increased 4.5% YoY and 17.3% vs. 3Q19, or $1.0 million, to $6.7 million, driven by higher Duty Free and Fuel revenues, combined with increases in all passenger-related revenues such as VIP Lounges and F&B services.

Total Costs and Expenses increased 3.0% YoY to $20.0 million, due to an increase in operating costs following higher traffic activity when compared to 3Q22. Against the same quarter in 2019, however, Total Cost and Expenses decreased 20.2%, or $5.1 million, primarily due to lower Cost of services.

•	Cost of Services EX-IFRIC increased 12.6% compared to 3Q19, or $1.8 million, mainly driven by higher Concession Fees, Amortization and depreciation, Services and fees, and Salaries and social security contributions.

•	SG&A increased 14.6% YoY, to $3.9 million, and increased 10.8% against 3Q19.

Adjusted Segment EBITDA increased 15.0% YoY to $9.1 million in 3Q23, and 35.9%, or $2.4 million, when compared to 3Q19, with Adjusted EBITDA Margin Ex IFRIC12 expanding 4.5 percentage points to 32.4%.

During 3Q23, CAAP made Capital Expenditures of $0.2 million in Ecuador, compared to $1.0 million in 3Q22 and $7.4 million in 3Q19.

Key Quarter Highlights and Subsequent Events

There are no material quarter highlights or subsequent events. For further information on the Company’s results, please refer to the Financial Statements, filed with the SEC on Form 6-K.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 3Q23, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

Non-Financial Disclosure

With the assistance of an external advisor and under guidance of the Board of Directors, the Company is preparing its ESG policy and gearing up to make the necessary disclosure under the Corporate Sustainability Reporting Directive in a timely manner.

3Q23 EARNINGS CONFERENCE CALL

When:	09:00 a.m. Eastern Time, November 16, 2023

Who:	Mr. Martín Eurnekian, Chief Executive Officer

Mr. Jorge Arruda, Chief Financial Officer

Mr. Patricio Iñaki Esnaola, Head of Investor Relations

Dial-in:	1-888-259-6580 (U.S., Toll Free); 1-206-962-3782 (U.S., Local); 1-416-764-8624 (Toronto); Conference ID: 63545802

Webcast:	CAAP 3Q23 Earnings Conference Call

Replay:	1-877-674-7070 (U.S., Toll Free); 1-416-764-8692 (U.S., Local); Playback Passcode: 545802 #

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 25 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is a leading private airport operator in the world, currently operating 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2022, Corporación América Airports served 65.6 million passengers, 83.7% above the 35.7 million passengers served in 2021 and 22.1% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: the Covid-19 impact, delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU or the AMD against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	3Q23	3Q22	% Var.	9M23	9M22	% Var.
Argentina
Domestic Passengers (in millions)	8.1	6.5	25.5%	22.4	17.2	30.5%
International Passengers (in millions)	3.0	2.4	23.2%	8.5	6.0	43.4%
Transit passengers (in millions)	0.4	0.4	16.0%	1.1	0.8	29.6%
Total passengers (in millions)	11.5	9.2	24.6%	32.0	23.9	33.7%
Cargo volume (in thousands of tons)	47.9	44.4	7.8%	138.6	134.7	2.9%
Aircraft movements (in thousands)	119.9	101.9	17.6%	343.0	276.7	24.0%
Italy
Domestic Passengers (in millions)	0.5	0.5	11.8%	1.3	1.2	11.2%
International Passengers (in millions)	2.2	1.9	18.5%	5.0	3.9	27.4%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	2.8	2.4	17.1%	6.4	5.2	23.6%
Cargo volume (in thousands of tons)	2.7	3.5	-21.4%	9.5	11.1	-14.5%
Aircraft movements (in thousands)	25.4	23.1	10.1%	60.5	53.5	13.0%
Brazil
Domestic Passengers (in millions)	2.9	2.6	8.4%	8.1	7.5	8.3%
International Passengers (in millions)	0.2	0.2	13.9%	0.5	0.3	46.4%
Transit passengers (in millions)	1.4	1.5	-8.8%	4.2	3.6	16.7%
Total passengers (in millions)	4.4	4.3	2.6%	12.8	11.4	12.0%
Cargo volume (in thousands of tons)	16.9	13.0	29.5%	48.4	41.2	17.5%
Aircraft movements (in thousands)	39.8	38.3	3.9%	119.4	105.4	13.2%
Uruguay(1)
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	0.5	0.4	34.8%	1.4	1.0	40.2%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	0.5	0.4	36.7%	1.4	1.0	41.0%
Cargo volume (in thousands of tons)	7.4	7.2	3.3%	23.3	24.2	-3.5%
Aircraft movements (in thousands)	6.6	5.7	15.9%	23.1	19.5	18.4%
Ecuador(2)
Domestic Passengers (in millions)	0.7	0.6	10.1%	2.0	1.6	25.6%
International Passengers (in millions)	0.6	0.6	6.8%	1.6	1.5	10.3%
Transit passengers (in millions)	0.0	0.0	10.7%	0.1	0.1	2.4%
Total passengers (in millions)	1.3	1.2	8.6%	3.7	3.1	17.9%
Cargo volume (in thousands of tons)	8.4	7.6	10.9%	24.3	25.2	-3.6%
Aircraft movements (in thousands)	20.0	19.4	3.0%	59.7	57.5	3.7%
Armenia
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	1.8	1.3	40.1%	4.2	2.6	59.1%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	1.8	1.3	40.1%	4.2	2.6	59.1%
Cargo volume (in thousands of tons)	9.4	6.1	53.6%	24.5	14.2	72.6%
Aircraft movements (in thousands)	13.6	11.8	15.0%	34.2	25.1	36.2%

1)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

2)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	3Q23	3Q22	3Q23	3Q22	2Q23	2Q22	2Q23	2Q22
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	335.5	135.6	350.0	147.3	232.3	115.6	256.7	125.2
Euro	1.1	1.1	1.1	1.0	1.1	1.1	1.1	1.0
Brazilian Real	4.9	4.9	5.0	5.4	4.9	4.9	4.8	5.2
Uruguayan Peso	38.0	40.5	38.6	41.7	38.5	40.5	38.2	39.9

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	3Q23 as reported	3Q22 as reported	% Var as reported	IAS 29	3Q23 ex IAS 29	3Q22 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	216.8	171.1	26.7%	-1.9	218.7	172.5	26.8%
Passenger use fees	184.2	141.3	30.3%	-1.5	185.7	142.6	30.2%
Aircraft fees	34.0	25.2	34.7%	-0.4	34.3	25.3	35.6%
Other	-1.3	4.6	-128.8%	-	-1.3	4.6	-128.8%

Commercial Revenue Breakdown (in US$ million)

	3Q23 as reported	3Q22 as reported	% Var as reported	IAS 29	3Q23 ex IAS 29	3Q22 ex IAS 29	% Var ex IAS 29
Commercial revenue	203.8	175.2	16.3%	-0.5	204.3	175.6	16.3%
Warehouse use fees	54.3	49.7	9.3%	-0.7	55.0	50.4	9.2%
Duty free shops	27.0	18.8	43.4%	-0.3	27.3	19.0	43.5%
Rental of space (including hangars)	12.5	6.6	88.5%	-0.2	12.6	6.6	91.1%
Parking facilities	11.6	11.0	4.7%	-0.1	11.6	11.2	4.4%
Fuel	43.8	45.6	-4.0%	0.0	43.8	45.6	-3.9%
Food and beverage services	8.3	6.5	27.2%	0.0	8.3	6.5	26.4%
Advertising	5.9	4.9	20.0%	0.3	5.6	4.5	25.9%
Services and retail stores	4.4	3.6	23.6%	0.0	4.4	3.6	23.3%
Catering	2.5	2.2	13.5%	0.0	2.5	2.2	13.2%
VIP lounges	12.4	9.5	30.2%	0.4	11.9	9.2	29.6%
Walkway services	2.0	1.8	10.8%	0.0	2.1	1.9	11.3%
Other	19.2	15.0	28.5%	0.1	19.1	15.0	27.5%

Revenues by Segment (in US$ million)

Country	9M23 as reported	9M22 as reported	% Var as reported	IAS 29	9M23 ex IAS 29	9M22 ex IAS 29	% Var ex IAS 29
Argentina	709.6	562.1	26.2%	-15.1	724.7	549.4	31.9%
Italy	98.0	84.7	15.7%	-	98.0	84.7	15.7%
Brazil	81.0	64.8	25.0%	-	81.0	64.8	25.0%
Uruguay	114.3	73.4	55.7%	-	114.3	73.4	55.7%
Armenia	191.5	149.8	27.8%	-	191.5	149.8	27.8%
Ecuador (1)	78.5	70.8	10.9%	-	78.5	70.8	10.9%
Unallocated	0.8	0.4	89.5%	-	0.8	0.4	89.5%
Total consolidated revenue	1,273.8	1,006.1	26.6%	-15.1	1,288.9	993.4	29.7%

1 Only includes Guayaquil Airport.

Revenue Breakdown (in US$ million)

	9M23 as reported	9M22 as reported	% Var as reported	IAS 29	9M23 ex IAS 29	9M22 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	590.0	450.0	31.1%	-6.2	596.2	442.9	34.6%
Non-aeronautical Revenue	683.8	556.1	23.0%	-8.9	692.7	550.4	25.9%
Commercial revenue	540.3	461.0	17.2%	-3.1	543.4	451.3	20.4%
Construction service revenue (1)	137.6	92.1	49.3%	-5.8	143.4	96.2	49.0%
Other revenue	5.9	2.9	103.5%	-	5.9	2.9	103.5%
Total Consolidated Revenue	1,273.8	1,006.1	26.6%	-15.1	1,288.9	993.4	29.7%
Total Revenue excluding Construction Service revenue (2)	1,136.2	914.0	24.3%	-9.3	1,145.5	897.1	27.7%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Breakdown (in US$ million)

	9M23 as reported	9M22 as reported	% Var as reported	IAS 29	9M23 ex IAS 29	9M22 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	590.0	450.0	31.1%	-6.2	596.2	442.9	34.6%
Passenger use fees	501.1	363.0	38.0%	-5.3	506.4	356.7	42.0%
Aircraft fees	90.6	71.6	26.5%	-0.8	91.5	70.9	29.1%
Other	-1.7	15.4	-111.2%	-	-1.7	15.4	-111.2%

Commercial Revenue Breakdown (in US$ million)

	9M23 as reported	9M22 as reported	% Var as reported	IAS 29	9M23 ex IAS 29	9M22 ex IAS 29	% Var ex IAS 29
Commercial revenue	540.3	461.0	17.2%	-3.1	543.4	451.3	20.4%
Warehouse use fees	155.5	144.5	7.7%	-3.1	158.6	140.3	13.1%
Duty free shops	70.8	46.9	50.8%	-1.1	71.9	46.2	55.5%
Rental of space (including hangars)	30.8	32.9	-6.3%	-0.3	31.1	32.3	-3.7%
Parking facilities	31.3	25.9	20.9%	-0.4	31.7	25.5	24.3%
Fuel	102.2	95.0	7.5%	-0.1	102.3	94.9	7.8%
Food and beverage services	22.1	16.6	33.2%	0.0	22.0	16.2	36.1%
Advertising	16.6	12.8	28.9%	1.0	15.5	11.6	33.8%
Services and retail stores	12.1	10.9	10.6%	0.0	12.1	10.8	12.1%
Catering	7.2	5.7	26.0%	-0.1	7.3	5.6	30.8%
VIP lounges	32.0	23.3	37.5%	1.2	30.8	22.2	38.7%
Walkway services	5.7	5.2	9.7%	-0.1	5.8	5.1	13.6%
Other	54.1	41.3	30.9%	-0.2	54.3	40.6	33.7%

Total Expenses Breakdown (in US$ million)

	3Q23 as reported	3Q22 as reported	% Var as reported	IAS 29	3Q23 ex IAS 29	3Q22 ex IAS 29	% Var ex IAS 29
Cost of services	819.0	694.4	17.9%	44.2	774.9	638.9	21.3%
SG&A	121.3	99.2	22.3%	-0.9	122.2	97.0	26.0%
Financial loss	154.9	115.9	33.6%	-480.7	635.6	472.2	34.6%
Inflation adjustment	33.0	-18.5	-278.3%	32.7	0.3	-3.6	-107.8%
Other expenses	9.2	4.9	85.8%	-0.1	9.3	5.1	82.0%
Income tax expense	54.5	4.6	1095.5%	256.9	-202.4	-170.4	18.8%
Total expenses	1,191.9	900.5	32.4%	-148.0	1,339.9	1,039.1	28.9%

Cost of Services (in US$ million)

	3Q23 as reported	3Q22 as reported	% Var as reported	IAS 29	3Q23 ex IAS 29	3Q22 ex IAS 29	% Var ex IAS 29
Cost of Services	294.6	268.2	9.8%	16.9	277.7	255.0	8.9%
Salaries and social security contributions	57.9	49.5	17.0%	-0.4	58.3	50.0	16.6%
Concession fees	51.5	42.6	21.0%	-0.5	52.0	43.0	21.1%
Construction service cost	47.1	48.3	-2.4%	-1.8	48.9	50.8	-3.7%
Maintenance expenses	36.0	28.6	25.8%	-0.5	36.5	28.9	26.0%
Amortization and depreciation	39.5	36.8	7.2%	20.0	19.5	19.8	-1.4%
Services and fees	16.3	15.2	7.3%	0.1	16.1	15.2	5.9%
Cost of fuel	36.7	40.1	-8.6%	-	36.7	40.1	-8.6%
Taxes	0.9	0.8	5.4%	0.0	0.9	0.9	5.8%
Office expenses	3.2	2.5	28.8%	-0.1	3.3	2.6	27.0%
Provision for maintenance cost	0.6	0.6	-0.6%	-	0.6	0.6	-0.6%
Others	5.0	3.3	52.9%	0.0	5.0	3.3	52.9%

Selling, General and Administrative Expenses (in US$ million)

	3Q23 as reported	3Q22 as reported	% Var as reported	IAS 29	3Q23 ex IAS 29	3Q22 ex IAS 29	% Var ex IAS 29
SG&A	41.6	38.0	9.3%	-0.3	41.8	38.0	10.0%
Taxes	13.7	12.0	14.3%	-0.2	13.9	12.0	15.3%
Salaries and social security contributions	9.6	7.9	21.0%	10.5	-0.9	8.0	-111.4%
Services and fees	10.6	11.3	-6.6%	-0.1	10.7	11.4	-6.0%
Office expenses	1.5	0.8	80.9%	0.0	1.5	0.8	81.0%
Amortization and depreciation	1.6	1.8	-9.0%	-10.6	12.2	1.7	638.7%
Maintenance expenses	0.6	0.6	-5.2%	0.0	0.6	0.6	1.3%
Advertising	0.5	0.5	-3.3%	0.0	0.5	0.5	-3.4%
Insurances	0.7	0.5	31.1%	0.0	0.7	0.5	32.2%
Bad debts recovery	-1.3	-1.7	-23.9%	0.1	-1.4	-1.8	-23.5%
Bad debts	2.0	2.9	-29.6%	0.0	2.0	3.0	-31.4%
Others	2.1	1.3	60.2%	0.0	2.1	1.3	60.2%

Expenses by Segment (in US$ million)

Country	3Q23 as reported	3Q22 as reported	% Var as reported	IAS 29	3Q23 ex IAS 29	3Q22 ex IAS 29	% Var ex IAS 29
Argentina	186.2	165.3	12.7%	16.5	169.7	152.3	11.4%
Italy	26.4	28.5	-7.1%	-	26.4	28.5	-7.1%
Brazil	23.5	19.6	19.9%	-	23.5	19.6	19.9%
Uruguay	29.0	18.3	58.6%	-	29.0	18.3	58.6%
Armenia	52.4	53.2	-1.6%	-	52.4	53.2	-1.6%
Ecuador	20.0	19.4	3.0%	-	20.0	19.4	3.0%
Unallocated	6.1	5.4	12.7%	-	6.1	5.4	12.7%
Total consolidated expenses (1) (2)	343.5	309.6	11.0%	16.5	327.0	296.6	10.3%

(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL using the equity method

Costs and Expenses (in US$ million)

	9M23 as reported	9M22 as reported	% Var as reported	IAS 29	9M23 ex IAS 29	9M22 ex IAS 29	% Var ex IAS 29
Cost of Services	819.0	694.4	17.9%	44.2	774.9	638.9	21.3%
Salaries and social security contributions	167.1	147.9	13.0%	-2.4	169.5	145.5	16.5%
Concession fees	144.7	119.2	21.4%	-1.8	146.5	117.1	25.2%
Construction service cost	135.6	91.1	48.9%	-5.8	141.4	95.2	48.6%
Maintenance expenses	98.2	80.8	21.5%	-1.4	99.5	78.9	26.2%
Amortization and depreciation	115.5	112.2	2.9%	56.1	59.3	59.7	-0.6%
Other	158.0	143.2	10.3%	-0.6	158.6	142.6	11.2%
Cost of Services Excluding Construction Service cost	683.4	603.3	13.3%	50.0	633.4	543.7	16.5%
Selling, general and administrative expenses	121.3	99.2	22.3%	-0.9	122.2	97.0	26.0%
Other expenses	9.2	4.9	85.8%	-0.1	9.3	5.1	82.0%
Total Costs and Expenses	949.5	798.5	18.9%	43.1	906.4	741.0	22.3%
Total Costs and Expenses Excluding Construction Service cost	813.8	707.4	15.0%	48.9	764.9	645.8	18.5%

Total Expenses Breakdown (in US$ million)

	9M23 as reported	9M22 as reported	% Var as reported	IAS 29	9M23 ex IAS 29	9M22 ex IAS 29	% Var ex IAS 29
Cost of services	819.0	694.4	17.9%	44.2	774.9	638.9	21.3%
SG&A	121.3	99.2	22.3%	-0.9	122.2	97.0	26.0%
Financial loss	154.9	115.9	33.6%	-480.7	635.6	472.2	34.6%
Inflation adjustment	33.0	-18.5	-278.3%	32.7	0.3	-3.6	-107.8%
Other expenses	9.2	4.9	85.8%	-0.1	9.3	5.1	82.0%
Income tax expense	54.5	4.6	1095.5%	256.9	-202.4	-170.4	18.8%
Total expenses	1191.9	900.5	32.4%	-148.0	1339.9	1039.1	28.9%

Cost of Services (in US$ million)

	9M23 as reported	9M22 as reported	% Var as reported	IAS 29	9M23 ex IAS 29	9M22 ex IAS 29	% Var ex IAS 29
Cost of Services	819.0	694.4	17.9%	44.2	774.9	638.9	21.3%
Salaries and social security contributions	167.1	147.9	13.0%	-2.4	169.5	145.5	16.5%
Concession fees	144.7	119.2	21.4%	-1.8	146.5	117.1	25.2%
Construction service cost	135.6	91.1	48.9%	-5.8	141.4	95.2	48.6%
Maintenance expenses	98.2	80.8	21.5%	-1.4	99.5	78.9	26.2%
Amortization and depreciation	115.5	112.2	2.9%	56.1	59.3	59.7	-0.6%
Services and fees	45.6	43.4	4.9%	-0.3	45.8	43.0	6.5%
Cost of fuel	85.2	77.7	9.6%	-	85.2	77.7	9.6%
Taxes	2.8	2.8	-2.1%	-0.1	2.9	2.8	4.4%
Office expenses	9.3	6.7	38.6%	-0.2	9.5	6.6	44.7%
Provision for maintenance cost	2.1	2.4	-11.8%	-	2.1	2.4	-11.8%
Others	13.0	10.1	28.8%	0.0	13.0	10.0	29.3%

Selling, General and Administrative Expenses (in US$ million)

	9M23 as reported	9M22 as reported	% Var as reported	IAS 29	9M23 ex IAS 29	9M22 ex IAS 29	% Var ex IAS 29
SG&A	121.3	99.2	22.3%	-0.9	122.2	97.0	26.0%
Taxes	38.9	34.6	12.5%	-0.7	39.6	33.6	17.9%
Salaries and social security contributions	28.6	24.0	19.0%	10.3	18.3	23.7	-22.7%
Services and fees	30.4	29.6	2.8%	-0.1	30.5	29.5	3.4%
Office expenses	4.5	2.0	119.4%	-0.1	4.6	2.0	128.8%
Amortization and depreciation	4.8	5.5	-13.9%	-10.4	15.1	5.2	191.7%
Maintenance expenses	1.7	1.5	15.0%	0.0	1.7	1.4	19.5%
Advertising	1.4	1.1	29.0%	0.0	1.4	1.1	31.5%
Insurances	2.1	1.7	22.3%	0.0	2.1	1.7	23.0%
Bad debts recovery	-2.7	-17.2	-84.1%	0.1	-2.9	-17.2	-83.3%
Bad debts	5.2	11.3	-53.9%	-0.1	5.2	10.9	-52.0%
Others	6.5	5.0	30.7%	0.0	6.5	5.0	30.7%

Expenses by Segment (in US$ million)

Country	9M23 as reported	9M22 as reported	% Var as reported	IAS 29	9M23 ex IAS 29	9M22 ex IAS 29	% Var ex IAS 29
Argentina	525.3	423.9	23.9%	43.1	482.2	366.4	31.6%
Italy	74.8	82.0	-8.7%	-	74.8	82.0	-8.7%
Brazil	65.4	61.1	7.1%	-	65.4	61.1	7.1%
Uruguay	80.7	49.8	62.0%	-	80.7	49.8	62.0%
Armenia	129.1	112.8	14.4%	-	129.1	112.8	14.4%
Ecuador	56.3	51.7	8.8%	-	56.3	51.7	8.8%
Unallocated	17.9	17.2	4.1%	-	17.9	17.2	4.1%
Total consolidated expenses (1) (2)	949.5	798.5	18.9%	43.1	906.4	741.0	22.3%

(1)	Excludes income tax and financial loss

(2)	We account for the results of operations of ECOGAL using the equity method

Adjusted EBITDA by Segment (in US$ million)

	9M23 as reported	9M22 as reported	% Var as reported	IAS 29	9M23 ex IAS 29	9M22 ex IAS 29	% Var ex IAS 29
Argentina	267.1	218.8	22.1%	-12.7	279.9	210.3	33.1%
Italy	31.7	10.8	194.2%	-	31.7	10.8	194.2%
Brazil	28.5	14.3	99.1%	-	28.5	14.3	99.1%
Uruguay	38.2	28.2	35.7%	-	38.2	28.2	35.7%
Armenia	76.4	49.9	53.1%	-	76.4	49.9	53.1%
Ecuador	24.9	21.8	13.9%	-	24.9	21.8	13.9%
Unallocated	-2.7	-4.7	-42.0%	-	-2.7	-4.7	-42.0%
Total segment EBITDA	464.1	339.1	36.9%	-12.7	476.9	330.7	44.2%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	9M23 as reported	9M22 as reported	% Var as reported	IAS 29	9M23 ex IAS 29	9M22 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	157.1	167.4	-6.1%	64.7	92.4	53.0	74.3%
Financial Income	-55.623	-48.0	15.8%	67.9	-123.5	-85.4	44.6%
Financial Loss	154.908	115.9	33.6%	-480.7	635.6	472.2	34.6%
Inflation adjustment	32.996	-18.5	-278.3%	32.7	0.3	-3.6	-107.8%
Income Tax Expense	54.5	4.6	1095.5%	256.9	-202.4	-170.4	18.8%
Amortization and Depreciation	120.2	117.8	2.1%	45.8	74.5	64.9	14.8%
Adjusted EBITDA	464.1	339.1	36.9%	-12.7	476.9	330.7	44.2%
Adjusted EBITDA Margin	36.4%	33.7%	273	-	37.0%	33.3%	371
Adjusted EBITDA Margin excluding Construction Service	40.7%	37.0%	369	-	41.5%	36.7%	473

Financial Income / Loss (in US$ million)

	9M23 as reported	9M22 as reported	% Var as reported	IAS 29	9M23 ex IAS 29	9M22 ex IAS 29	% Var ex IAS 29
Financial Income	55.6	48.0	15.8%	-67.9	123.5	85.4	44.6%
Interest income	48.1	33.9	42.1%	-0.8	49.0	32.8	49.4%
Foreign exchange income	1.4	7.7	-81.3%	-67.1	68.5	46.2	48.4%
Other	6.1	6.5	-6.8%	0.0	6.1	6.5	-6.3%
Inflation adjustment	-33.0	18.5	-278.3%	-32.7	-0.3	3.6	-107.8%
Inflation adjustment	-33.0	18.5	-278.3%	-32.7	-0.3	3.6	-107.8%
Financial Loss	-154.9	-115.9	33.6%	480.7	-635.6	-472.2	34.6%
Interest Expenses	-80.4	-136.2	-41.0%	0.2	-80.6	-131.9	-38.9%
Foreign exchange transaction expenses	8.0	104.4	-92.3%	480.5	-472.5	-256.1	84.5%
Changes in liability for concessions	-75.9	-76.0	-0.2%	-	-75.9	-76.0	-0.2%
Other expenses	-6.7	-8.1	-18.0%	-0	-6.6	-8.1	-18.1%
Financial Loss, Net	-132.3	-49.4	167.9%	380.1	-512.3	-383.1	33.7%

See “Use of Non-IFRS Financial Measures” on page 25.

% Ownership by Concession
Aeropuertos Argentina 2000	Argentina	82.7%
Neuquén	Argentina	75.5%
Bahía Blanca	Argentina	82.6%
Toscana Aeroporti (Florence and Pisa airports)	Italy	46.7%
ICAB (Brasilia Airport)	Brazil	51.0%
ICASGA (Natal Airport)	Brazil	99.9%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%

Selected Income Statement Data (in US$ million)

	3Q23	3Q22	% Var.	9M23	9M22	% Var.
Argentina
Total Revenue	246.3	213.7	15.2%	709.6	562.1	26.2%
Total Revenue Excluding IFRIC12(1)	212.3	171.5	23.8%	602.4	482.0	25.0%
Operating Income	65.3	52.7	24.0%	199.2	150.1	32.7%
Net Income	32.7	53.9	-39.4%	145.3	220.6	-34.1%
Adjusted Segment EBITDA	88.7	74.8	18.6%	267.1	218.8	22.1%
Adjusted Segment EBITDA Mg	36.0%	35.0%	103	37.6%	38.9%	-127
Adjusted EBITDA Margin excluding IFRIC	41.8%	43.6%	-182	44.3%	45.3%	-102
Italy
Total Revenue	43.2	34.2	26.4%	98.0	84.7	15.7%
Total Revenue Excluding IFRIC12(1)	41.1	32.9	25.0%	90.5	80.1	13.0%
Operating Income	16.8	5.8	192.0%	23.7	2.7	779.8%
Net Income	10.2	3.8	167.0%	12.3	(0.3)	-3987.6%
Adjusted Segment EBITDA	19.5	8.4	132.0%	31.7	10.8	194.2%
Adjusted Segment EBITDA Mg	45.2%	24.6%	2057	32.3%	12.7%	1962
Adjusted EBITDA Margin excluding IFRIC	48.0%	24.9%	2315	33.1%	12.4%	2076
Brazil
Total Revenue	29.1	23.5	23.7%	81.0	64.8	25.0%
Operating Income	5.9	6.2	-5.5%	19.6	5.9	231.9%
Net Income	(17.3)	1.5	-1277.2%	(65.2)	(85.1)	-23.4%
Adjusted segment EBITDA	900.4%	903.8%	-0.4%	2853.6%	1433.0%	99.1%
Adjusted Segment EBITDA Mg	30.9%	38.4%	-746	35.2%	22.1%	1312
Uruguay
Total Revenue	40.2	25.5	58.0%	114.3	73.4	55.7%
Total Revenue Excluding IFRIC12(1)	30.1	22.1	36.2%	93.8	68.2	37.5%
Operating Income	10.6	6.8	57.0%	31.9	22.5	41.7%
Net Income	9.7	4.3	128.6%	30.0	16.5	81.4%
Adjusted Segment EBITDA	12.6	8.6	47.1%	38.2	28.2	35.7%
Adjusted Segment EBITDA Mg	31.4%	33.7%	-233	33.5%	38.4%	-492

	3Q23	3Q22	% Var.	9M23	9M22	% Var.
Adjusted EBITDA Margin excluding IFRIC	41.9%	38.8%	310	40.8%	41.3%	-54
Ecuador
Total Revenue	28.2	26.4	6.5%	78.5	70.8	10.9%
Total Revenue Excluding IFRIC12(1)	28.1	25.1	12.2%	78.5	69.4	13.0%
Operating Income	7.4	6.3	17.0%	19.9	17.0	17.0%
Net Income	6.8	5.7	18.6%	18.1	15.1	19.9%
Adjusted Segment EBITDA	9.1	7.9	15.0%	24.9	21.8	13.9%
Adjusted Segment EBITDA Mg	32.3%	29.9%	240	31.7%	30.8%	83
Adjusted EBITDA Margin excluding IFRIC	32.4%	31.6%	79	31.7%	31.4%	23
Armenia
Total Revenue	82.1	72.0	14.1%	191.5	149.8	27.8%
Total Revenue Excluding IFRIC12(1)	81.4	71.7	13.6%	189.2	149.0	27.0%
Operating Income	29.8	18.8	58.9%	61.6	37.1	66.2%
Net Income	24.2	13.6	78.0%	48.1	25.8	86.6%
Adjusted Segment EBITDA	34.8	23.5	48.4%	76.4	49.9	53.1%
Adjusted Segment EBITDA Mg	42.4%	32.6%	981	39.9%	33.3%	658
Adjusted EBITDA Margin excluding IFRIC	42.7%	32.7%	1003	40.3%	33.5%	687
Unallocated
Total revenue	0.4	0.2	195.4%	0.8	0.4	89.5%
Operating Income	(4.1)	(4.0)	2.7%	(11.9)	(13.4)	-11.5%
Net Income	(13.6)	(10.0)	36.6%	(31.5)	(25.2)	25.0%
Adjusted segment EBITDA	(1.0)	(1.1)	-9.4%	(2.7)	(4.7)	-42.0%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A	N/A	#N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	3Q'23	3Q'22	% Var.	3Q'23	3Q'22	% Var.	3Q'23	3Q'22	% Var.	3Q'23	3Q'22	% Var.	3Q'23	3Q'22	% Var.	3Q'23	3Q'22	% Var.
Argentina
Aeroparque	2,935	2,582	13.6%	822	638	28.7%	279	217	28.6%	4,035	3,438	17.4%	279	315	-11.2%	32,450	27,748	16.9%
Bariloche	869	641	35.6%	33	20	71.1%	0	1	-	903	661	36.5%	-	-	-	6,203	4,786	29.6%
Catamarca	22	18	20.7%	-	-	-	2	1	-	24	19	26.1%	12	16	-23.6%	836	835	0.1%
C. Rivadavia	149	133	12.2%	-	0	-	2	0	-	151	133	13.6%	128	119	7.6%	1,758	1,633	7.7%
Córdoba	649	462	40.5%	123	89	38.8%	13	19	-31.6%	785	569	37.8%	218	492	-55.7%	7,087	5,817	21.8%
El Palomar	-	1	-	-	-	-	-	-	-	-	1	-	-	-	-	1,195	1,051	13.7%
Esquel	23	20	17.3%	-	-	-	-	0	-	23	20	17.1%	-	-	-	273	233	17.2%
Ezeiza	873	519	68.0%	1,839	1,563	17.7%	79	69	14.2%	2,791	2,152	29.7%	45,350	42,777	6.0%	18,526	13,895	33.3%
Formosa	28	25	11.8%	-	0	-	-	-	-	28	25	11.6%	6	12	-46.0%	464	436	6.4%
General Pico	-	0	-	-	-	-	-	0	-	-	0	-	-	-	-	263	101	160.4%
Iguazú	386	333	15.9%	-	0	-	0	1	-	386	334	15.7%	-	-	-	2,917	2,485	17.4%
Jujuy	139	129	7.8%	-	0	-	3	3	2.0%	142	132	7.6%	-	14	-	1,294	1,329	-2.6%
La Rioja	22	18	21.8%	-	-	-	2	1	-	24	19	28.2%	18	71	-75.0%	638	518	23.2%
Malargüe	0	1	-	-	0	-	0	0	-	0	1	-	-	-	-	496	468	6.0%
Mar del Plata	61	52	16.9%	-	0	-	5	4	23.5%	66	56	17.3%	0	19	-	1,605	1,439	11.5%
Mendoza	476	352	35.0%	141	84	67.3%	11	11	0.6%	628	448	40.2%	104	100	3.4%	5,489	4,386	25.1%
Paraná	14	9	56.5%	-	-	-	-	0	-	14	9	56.3%	-	-	-	1,121	845	32.7%
Posadas	100	-	-	-	-	-	-	-	-	100	-	-	19	-	-	1,162	-	-
Pto Madryn	53	37	44.7%	-	-	-	-	1	-	53	37	42.7%	5	19	-74.2%	409	322	27.0%
Reconquista	2	0	-	-	-	-	-	0	-	2	0	-	-	-	-	956	831	15.0%
Resistencia	65	75	-12.7%	-	0	-	2	1	20.8%	67	76	-12.2%	26	38	-29.9%	1,121	982	14.2%
Río Cuarto	7	6	27.7%	-	0	-	-	1	-	7	7	5.8%	2	1	38.0%	182	176	3.4%
Río Gallegos	60	56	8.0%	-	-	-	2	2	-6.5%	63	58	7.4%	75	72	4.6%	1,098	1,065	3.1%
Río Grande	40	31	29.0%	-	-	-	0	1	-	40	31	28.3%	1,385	54	2467.5%	740	755	-2.0%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	3Q'23	3Q'22	% Var.	3Q'23	3Q'22	% Var.	3Q'23	3Q'22	% Var.	3Q'23	3Q'22	% Var.	3Q'23	3Q'22	% Var.	3Q'23	3Q'22	% Var.
Salta	384	310	23.8%	2	4	-39.2%	1	8	-	387	321	20.3%	42	97	-56.4%	4,085	3,145	29.9%
San Fernando	-	7	-	-	4	-	-	-	-	-	11	-	-	-	-	14,939	14,568	2.5%
San Juan	61	54	12.1%	-	0	-	-	0	-	61	55	11.9%	-	-	-	677	730	-7.3%
San Luis	19	19	-4.6%	-	-	-	-	0	-	19	19	-4.7%	76	38	99.2%	718	1,211	-40.7%
San Rafael	14	14	1.0%	-	-	-	-	-	-	14	14	1.0%	-	-	-	1,987	1,904	4.4%
Santa Rosa	13	7	85.2%	-	-	-	-	1	-	13	8	68.4%	-	-	-	756	425	77.9%
Santiago del Estero	62	54	14.2%	-	-	-	-	0	-	62	54	14.2%	-	30	-	1,521	874	74.0%
Tucumán	214	189	13.2%	0	0	-	0	1	-	215	190	12.8%	2	-	-	2,027	1,631	24.3%
Viedma	7	7	1.5%	-	-	-	3	3	0.2%	10	10	1.1%	-	-	-	248	279	-11.1%
Villa Mercedes	-	0	-	-	-	-	-	0	-	-	1	-	-	-	-	693	654	6.0%
Termas de Río Hondo	-	7	-	-	0	-	-	-	-	-	7	-	-	1	-	14	484	-97.1%
Bahía Blanca	69	45	53.9%	-	-	-	4	4	11.5%	74	49	50.6%	37	31	19.9%	974	858	13.5%
Neuquén	287	240	19.4%	0	0	-	5	8	-40.6%	292	249	17.3%	93	82	13.8%	2,971	3,036	-2.1%
Total Argentina	8,104	6,456	25.5%	2,961	2,402	23.2%	414	357	16.0%	11,478	9,215	24.6%	47,879	44,397	7.8%	119,893	101,935	17.6%

Italy
Pisa	381	415	-8.4%	1,384	1,171	18.2%	2	1	29.9%	1,766	1,588	11.2%	2,721	3,455	-21.3%	13,590	12,834	5.9%
Florence	162	69	133.1%	831	698	19.0%	0	-	-	993	768	29.3%	23	37	-37.9%	11,820	10,252	15.3%
Total Italy	542	485	11.8%	2,215	1,870	18.5%	2	1	30.7%	2,759	2,355	17.1%	2,744	3,493	-21.4%	25,410	23,086	10.1%

Brazil
Brasilia	2,348	2,054	14.3%	150	138	9.1%	1,361	1,492	-8.8%	3,860	3,684	4.8%	15,344	11,606	32.2%	35,434	33,466	5.9%
Natal	507	580	-12.6%	25	16	54.6%	7	8	-14.8%	539	604	-10.9%	1,552	1,442	7.6%	4,316	4,805	-10.2%
Total Brazil	2,855	2,634	8.4%	175	154	13.9%	1,368	1,500	-8.8%	4,398	4,288	2.6%	16,897	13,048	29.5%	39,750	38,271	3.9%

Uruguay
Carrasco (1)	0	0	-	457	335	36.6%	10	2	305.7%	468	338	38.5%	7,393	7,157	3.3%	4,996	4,344	15.0%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	3Q'23	3Q'22	% Var.	3Q'23	3Q'22	% Var.	3Q'23	3Q'22	% Var.	3Q'23	3Q'22	% Var.	3Q'23	3Q'22	% Var.	3Q'23	3Q'22	% Var.
Punta del Este	0	0	-	21	20	5.3%	-	-	-	21	20	5.5%	-	-	-	1,590	1,340	18.7%
Total Uruguay	0	0	-	478	355	34.8%	10	2	305.7%	489	358	36.7%	7,393	7,157	3.3%	6,586	5,684	15.9%

Ecuador
Guayaquil	518	482	7.4%	590	553	6.8%	22	20	10.7%	1,131	1,055	7.2%	6,931	6,397	8.3%	18,114	17,968	0.8%
Galápagos	158	132	19.7%	-	-	-	-	-	-	158	132	19.7%	1,467	1,176	24.7%	1,897	1,459	30.0%
Total Ecuador	676	614	10.1%	590	553	6.8%	22	20	10.7%	1,288	1,187	8.6%	8,397	7,573	10.9%	20,011	19,427	3.0%

Armenia
Zvartnots	-	-	-	1,762	1,267	39.1%	-	-	-	1,762	1,267	39.1%	9,373	6,103	53.6%	13,416	11,691	14.8%
Shirak	-	-	-	26	10	160.6%	-	-	-	26	10	160.6%	-	-	-	157	110	42.7%
Total Armenia	-	-	-	1,788	1,277	40.1%	-	-	-	1,788	1,277	40.1%	9,373	6,103	53.6%	13,573	11,801	15.0%
Total CAAP	12,177	10,189	20%	8,208	6,610	24%	1,816	1,881	-3%	22,201	18,680	19%	92,683	81,770	13%	225,223	200,204	12%

1)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements (2023 vs. 2022)

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)(3)			Aircraft Movements
	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.
Argentina
Aeroparque	8,465	6,981	21.3%	2,310	1,619	42.6%	745	552	35.0%	11,520	9,152	25.9%	1,011	1,170	-13.5%	94,345	74,525	26.6%
Bariloche	1,902	1,527	24.6%	50	20	152.0%	3	4	-28.3%	1,955	1,551	26.1%	-	-	-	14,267	11,624	22.7%
Catamarca	57	46	25.5%	-	0	-	5	1	259.6%	62	47	32.2%	40	45	-11.6%	2,139	1,975	8.3%
C. Rivadavia	415	322	28.8%	0	0	-	6	1	325.9%	422	324	30.2%	338	403	-16.1%	5,280	4,389	20.3%
Córdoba	1,775	1,279	38.7%	375	224	67.3%	23	29	-19.4%	2,173	1,532	41.8%	917	1,090	-15.8%	20,514	15,658	31.0%
El Palomar	0	2	-	-	0	-	-	-	-	0	2	-	-	-	-	3,105	2,569	20.9%
Esquel	63	58	8.7%	0	0	-	0	0	-	63	58	8.3%	-	-	-	875	870	0.6%
Ezeiza(1)	2,221	1,237	79.6%	5,417	3,879	39.6%	198	134	47.7%	7,836	5,250	49.3%	132,029	129,764	1.7%	52,744	36,084	46.2%
Formosa	77	64	18.9%	0	0	-	-	-	-	77	64	18.8%	29	26	12.4%	1,257	1,233	1.9%
General Pico	-	0	-	-	-	-	-	0	-	-	0	-	-	-	-	628	501	25.3%
Iguazú	1,142	843	35.5%	0	0	-	1	3	-56.1%	1,144	846	35.1%	-	-	-	8,583	6,577	30.5%
Jujuy	433	342	26.5%	0	0	-	6	3	137.5%	439	345	27.3%	29	49	-40.8%	3,992	3,360	18.8%
La Rioja	61	47	28.7%	-	0	-	6	1	-	67	48	38.4%	40	121	-67.2%	1,737	1,483	17.1%
Malargüe	0	1	-	-	0	-	0	1	-	1	2	-	-	-	-	825	884	-6.7%
Mar del Plata	223	201	11.3%	0	0	-	9	7	25.0%	233	208	11.8%	1	53	-	5,559	4,595	21.0%
Mendoza	1,367	987	38.5%	373	192	94.2%	20	22	-12.9%	1,760	1,202	46.5%	339	319	6.4%	16,006	11,685	37.0%
Paraná	38	24	56.0%	0	0	-	0	0	-	38	24	57.0%	-	-	-	2,961	2,301	28.7%
Posadas	308	141	118.9%	0	0	-	0	0	-	308	141	118.3%	62	33	89.0%	3,482	1,848	88.4%
Pto Madryn	141	68	105.3%	-	-	-	0	1	-	141	69	103.0%	22	22	-1.8%	1,139	780	46.0%
Reconquista	3	0	-	-	-	-	-	0	-	3	0	-	-	-	-	2,348	2,332	0.7%
Resistencia	136	168	-19.3%	0	0	-	3	5	-25.2%	139	173	-19.6%	80	107	-24.6%	2,244	2,350	-4.5%
Río Cuarto	22	17	25.0%	-	0	-	0	6	-	22	23	-8.4%	5	8	-30.1%	581	686	-15.3%
Río Gallegos	175	149	17.5%	0	-	-	7	5	47.3%	182	154	18.5%	201	176	14.4%	3,600	2,858	26.0%
Río Grande	112	91	23.2%	0	-	-	1	1	-14.2%	113	92	22.7%	2,212	149	1384.0%	1,993	2,052	-2.9%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)(3)			Aircraft Movements
	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.
Salta	1,099	873	25.9%	7	4	64.1%	3	9	-66.6%	1,109	886	25.1%	164	229	-28.3%	11,941	8,625	38.4%
San Fernando	4	19	-77.3%	7	15	-54.9%	-	-	-	11	34	-67.6%	-	-	-	45,330	43,268	4.8%
San Juan	161	143	12.7%	0	0	-	0	0	-	161	143	12.5%	-	-	-	2,014	1,981	1.7%
San Luis	52	55	-4.0%	0	-	-	-	0	-	52	55	-4.0%	262	173	51.2%	2,226	2,298	-3.1%
San Rafael	32	41	-21.6%	-	-	-	-	0	-	32	41	-21.6%	-	-	-	4,165	4,385	-5.0%
Santa Rosa	39	26	50.4%	-	-	-	0	4	-	39	29	31.9%	-	-	-	2,403	1,920	25.2%
Santiago del Estero	179	128	39.5%	0	-	-	0	0	-	179	128	39.6%	35	135	-74.1%	3,743	2,238	67.2%
Tucumán	633	509	24.5%	0	0	-	1	2	-	634	511	24.2%	342	350	-2.5%	5,985	4,425	35.3%
Viedma	26	25	6.9%	-	-	-	5	7	-23.3%	32	32	0.2%	-	-	-	838	849	-1.3%
Villa Mercedes	0	1	-	-	-	-	-	1	-	0	2	-	-	-	-	1,726	1,990	-13.3%
Termas de Río Hondo	11	20	-45.6%	0	0	-	0	-	-	11	20	-45.8%	-	3	-	329	766	-57.0%
Bahía Blanca	197	128	54.4%	-	-	-	12	6	117.0%	209	133	57.0%	142	102	39.0%	2,940	2,419	21.5%
Neuquén	831	605	37.5%	0	0	-	13	19	-35.2%	844	624	35.2%	264	190	39.1%	9,190	8,276	11.0%
Total Argentina	22,400	17,168	30.5%	8,540	5,956	43.4%	1,069	825	29.6%	32,010	23,949	33.7%	138,565	134,716	2.9%	343,034	276,659	24.0%

Italy
Pisa	1,019	1,091	-6.6%	3,002	2,391	25.5%	4	2	83.6%	4,025	3,484	15.5%	9,373	10,972	-14.6%	31,191	29,551	5.5%
Florence	322	114	181.9%	2,022	1,552	30.3%	0	0	-	2,344	1,666	40.7%	106	118	-10.5%	29,261	23,941	22.2%
Total Italy	1,340	1,205	11.2%	5,024	3,943	27.4%	4	2	78.1%	6,368	5,151	23.6%	9,479	11,091	-14.5%	60,452	53,492	13.0%

Brazil
Natal	1,605	1,593	0.7%	64	41	57.4%	12	36	-65.3%	1,681	1,670	0.7%	5,364	4,106	30.6%	13,298	13,411	-0.8%
Brasilia (2)	6,541	5,931	10.3%	408	282	44.8%	4,139	3,521	17.6%	11,089	9,734	13.9%	43,067	37,124	16.0%	106,106	92,029	15.3%
Total Brazil	8,146	7,524	8.3%	472	323	46.4%	4,152	3,557	16.7%	12,770	11,403	12.0%	48,430	41,231	17.5%	119,404	105,440	13.2%

Uruguay
Carrasco	2	1	40.9%	1,305	912	43.1%	16	6	173.9%	1,322	919	43.9%	23,343	24,198	-3.5%	15,130	12,341	22.6%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)(3)			Aircraft Movements
	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.	YTD-23	YTD -22	% Var.
Punta del Este	0	0	-	96	86	10.6%	-	-	-	96	87	10.7%	-	-	-	8,013	7,198	11.3%
Total Uruguay	2	1	40.9%	1,400	998	40.2%	16	6	173.9%	1,418	1,006	41.0%	23,343	24,198	-3.5%	23,143	19,539	18.4%

Ecuador
Guayaquil	1,519	1,202	26.4%	1,649	1,495	10.3%	57	55	2.4%	3,225	2,752	17.2%	20,051	21,966	-8.7%	54,322	53,289	1.9%
Galápagos	448	365	22.9%	-	-	-	-	-	-	448	365	22.9%	4,280	3,261	31.2%	5,366	4,256	26.1%
Total Ecuador	1,968	1,566	25.6%	1,649	1,495	10.3%	57	55	2.4%	3,673	3,116	17.9%	24,331	25,227	-3.6%	59,688	57,545	3.7%

Armenia
Zvartnots	-	-	-	4,121	2,590	59.1%	-	-	-	4,121	2,590	59.1%	24,475	14,181	72.6%	33,827	24,737	36.7%
Shirak	-	-	-	66	43	54.7%	-	-	-	66	43	54.7%	-	-	-	393	384	2.3%
Total Armenia	-	-	-	4,187	2,632	59.1%	-	-	-	4,187	2,632	59.1%	24,475	14,181	72.6%	34,220	25,121	36.2%
Total CAAP	33,856	27,465	23%	21,273	15,347	39%	5,298	4,445	19%	60,426	47,257	28%	268,623	250,644	7%	639,941	537,796	19%

(1)	Note that preliminary passenger traffic figures for January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.

(3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Income Statement (in US$ thousands)

	3Q23	3Q22	% Var.	9M23	9M22	% Var.
Continuing operations
Revenue	469,543	395,490	18.7%	1,273,771	1,006,091	469,543
Cost of services	-294,561	-268,219	9.8%	-819,021	-694,382	-294,561
Gross profit	174,982	127,271	37.5%	454,750	311,709	174,982
Selling, general and administrative expenses	-41,561	-38,026	9.3%	-121,256	-99,162	-41,561
Impairment loss of non-financial assets	-	-29	-	-47	-34	-
Other operating income	5,650	6,567	-14.0%	19,700	14,283	5,650
Other operating expenses	-7,414	-3,302	124.5%	-9,145	-4,913	-7,414
Operating income	131,657	92,481	42.4%	344,002	221,883	131,657
Share of loss in associates	-1	-3	-66.7%	-90	-561	-1
Income before financial results and income tax	131,656	92,478	42.4%	343,912	221,322	131,656
Financial income	25,386	10,212	148.6%	55,623	48,039	25,386
Financial loss	-66,671	-14,683	354.1%	-154,908	-115,909	-66,671
Inflation adjustment	-19,174	-1,975	870.8%	-32,996	18,501	-19,174
Income before income tax	71,197	86,032	-17.2%	211,631	171,953	71,197
Income tax	-18,505	-13,185	40.3%	-54,500	-4,558	-18,505
Income for the period	52,692	72,847	-27.7%	157,131	167,395	52,692
Attributable to:
Owners of the parent	46,482	57,231	-18.8%	147,560	160,536	46,482
Non-controlling interest	6,210	15,616	-60.2%	9,571	6,859	6,210

Balance Sheet (in US$ thousands)

	Sep 30, 2023	Dec 31, 2022
ASSETS
Non-current assets
Intangible assets, net	3,048,770	2,960,002
Property, plant and equipment, net	74,159	74,742
Right-of-use asset	6,791	9,192
Investments in associates	1,911	1,911
Other financial assets at fair value through profit or loss	3,139	3,160
Other financial assets at amortized cost	18,234	3,764
Derivative financial instruments	66	67
Deferred tax assets	59,717	54,882
Inventories	-	254
Other receivables	66,294	78,765
Trade receivables	1,026	1,581
Total non-current assets	3,280,107	3,188,320
Current assets
Inventories	15,587	15,765
Other financial assets at fair value through profit or loss	4,447	12,792
Other financial assets at amortized cost	84,322	53,905
Other receivables	61,378	57,800
Current tax assets	5,548	10,852
Trade receivables	135,925	111,089
Cash and cash equivalents	468,940	385,265
Total current assets	776,147	647,468
Total assets	4,056,254	3,835,788
EQUITY
Share capital	163,223	163,223
Share premium	183,430	183,430
Treasury shares	(4,438)	(4,600)
Free distributable reserve	378,910	378,910
Non-distributable reserve	1,358,028	1,358,028
Currency translation adjustment	(241,310)	(251,145)
Legal reserves	3,676	1,081
Other reserves	(1,313,835)	(1,314,025)
Retained earnings	346,556	201,193
Total attributable to owners of the parent	874,240	716,095
Non-controlling interests	139,811	146,274
Total equity	1,014,051	862,369
LIABILITIES
Non-current liabilities
Borrowings	1,269,923	1,287,421
Deferred tax liabilities	267,029	232,458
Other liabilities	863,880	768,383
Lease liabilities	5,874	5,531

	Sep 30, 2023	Dec 31, 2022
Trade payables	3,153	3,307
Total non-current liabilities	2,409,859	2,297,100
Current liabilities
Borrowings	154,403	178,016
Other liabilities	340,616	357,078
Lease liabilities	1,293	3,278
Derivative financial instruments liabilities	-	51
Current tax liabilities	17,071	13,794
Trade payables	118,961	124,102
Total current liabilities	632,344	676,319
Total liabilities	3,042,203	2,973,419
Total equity and liabilities	4,056,254	3,835,788

Statement of Cash Flow (in US$ thousands)

	Sep 30, 2023	Sep 30, 2022
Cash flows from operating activities
Income for the period from continuing operations	157,131	167,395
Adjustments for:
Amortization and depreciation	136,154	132,290
Deferred income tax	25,785	(13,042)
Current income tax	28,715	17,600
Share of loss in associates	90	561
Impairment loss of non-financial assets	47	34
Loss on disposals of property, plant and equipment and intangible assets	5	385
Unpaid concession fees	44,910	38,843
Low value, short term and variable lease payments	(2,534)	(873)
Changes in liability for concessions	75,851	75,995
Share-based compensation expenses	742	479
Collection of government grants	383	10,020
Interest expense	80,399	136,198
Other financial results, net	(39,424)	(31,999)
Net foreign exchange	(9,439)	(112,068)
Other accruals	1,071	(8,363)
Inflation adjustment	36,993	(7,791)
Government grants per Covid-19 context	(3,726)	(582)
Acquisition of Intangible assets	(141,604)	(97,521)
Income tax paid	(21,510)	(17,520)
Changes in working capital	(48,570)	(102,834)
Net cash provided by operating activities	321,469	187,207
Cash flows from investing activities
Cash contribution in associates	(99)	(268)
Acquisition of other financial assets	(100,627)	(139,959)
Disposals of other financial assets	66,778	152,666
Acquisition of property, plant and equipment	(7,420)	(5,292)
Acquisition of intangible assets	(817)	(542)
Proceeds from property, plant and equipment	21	203
Other	1,152	738
Net cash provided by (used in) investing activities	(41,012)	7,546
Net cash used in discontinued investing activities	-	(7,700)
Cash flows from financing activities
Loans obtained	91,438	352,149
Guarantee deposit	566	(83)
Principal elements of lease payments	(3,171)	(3,210)
Loans repaid	(143,528)	(252,542)
Interest paid	(72,236)	(81,400)
Debt renegotiation expenses capitalization	(165)	(1,782)
Dividends paid to non-controlling interests in subsidiaries	(13,728)	(8,999)
Redemption of preferred shares	-	(177,261)
Other	-	13
Net cash used in financing activities	(140,824)	(173,115)

Increase in cash and cash equivalents from continuing operations	139,633	21,638
Decrease in cash and cash equivalents from discontinued operations	-	(7,700)

Movements in cash and cash equivalents
At the beginning of the period	385,265	375,783
Effect of exchange rate changes and inflation adjustment on cash and cash equivalents	(55,958)	(41,369)
Increase (decrease) in cash and cash equivalents from continuing operations	139,633	21,638
Decrease in cash and cash equivalents from discontinued operations	-	(7,700)
At the end of the period	468,940	348,352